UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-12

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Morgan Stanley

Dear Mr. Williams:

This is in regard to your letter dated February 2, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in Morgan Stanley's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Morgan Stanley therefore withdraws its January 10, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

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Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
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212 701 5843 fax
marc.williams@davispolk.com

February 2, 2012

Re: Morgan Stanley Withdrawal of No-Action Request Dated January 10, 2012 Regarding Shareholder Proposal of the Comptroller of the City of New York

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N .E.
Washington, D.C. 20549

Ladies and Gentlemen:

We refer to our letter, dated January 10, 2012 (the "**No-Action Request**"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Morgan Stanley (the "**Company**") may exclude the shareholder proposal and supporting statement (the "**Proposal**") submitted by Michael Garland on behalf of the Comptroller of the City of New York (the "**Comptroller**") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "**Proponents**") from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders.

Attached hereto as Exhibit A are communications, dated February 2, 2012 (the "**Withdrawal Communications**"), from the Comptroller to the Company withdrawing the Proposal on behalf of the Proponents. In reliance on the Withdrawal Communications, we hereby withdraw the No-Action Request.

Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information. Thank you for your attention to this matter.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Michael Garland, Executive Director for Corporate Governance, City of New York, Office of the Comptroller

Exhibit A

Withdrawal Communications

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

February 2, 2012

Mr. Martin M. Cohen
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Dear Mr. Cohen:

I have received an email dated February 1, 2012 from Tara Giannone, Executive Director of Legal and Compliance, summarizing the steps Morgan Stanley has agreed to take in response to our shareholder proposal regarding clawbacks.

We are pleased that Morgan Stanley has recently taken steps to strengthen its clawback provisions and has agreed to provide shareholders with added disclosure to clarify the breadth of the scope of these provisions, which include provisions that permit recovery of compensation for failure to appropriately supervise or manage an employee. We are also encouraged that Morgan Stanley expects forthcoming regulations to implement the Basel Committee's "Pillar 3 disclosure requirements for remuneration," which include provisions requiring aggregate, quantitative disclosure of compensation reductions under such policies.

On behalf of the New York City Comptroller and the Systems, I withdraw the Systems' proposal requesting that the compensation committee of the board of directors strengthen the company's compensation clawback policy.

We appreciate our informative and productive discussions with your colleagues and welcome the company's positive response.

Sincerely,

Michael Garland

cc: Tara Giannone

From: Garland, Michael [mailto:mgarlan@comptroller.nyc.gov]
Sent: Thursday, February 02, 2012 5:05 PM
To: Giannone, Tara
Subject: RE: Withdrawal of Clawback Proposal

Tara,

Per the attached letter to Martin Cohen, I withdraw the proposal on behalf of the New York City Comptroller and.

We will send the signed original to Mr. Cohen.

Regards,

Mike

From: Giannone, Tara [mailto:Tara.Giannone@morganstanley.com]
Sent: Wednesday, February 01, 2012 6:00 PM
To: Garland, Michael
Subject: Withdrawal of Clawback Proposal

Dear Mike,

Further to our discussion, I am writing to request that you withdraw the shareholder proposal regarding clawbacks.

As we discussed, Morgan Stanley understands that public disclosure of compensation recovered under our clawback provisions is important to some of our shareholders and, in our 2012 proxy statement, we will add disclosure to clarify the breadth of the scope of our clawback provisions, including specifically noting that the clawback provisions could permit recovery of compensation for failure to appropriately supervise or manage an employee.

We believe clawbacks are a focus for our regulators, and we expect that regulations in this area are forthcoming, including in connection with implementation of the Basel Committee's "Pillar 3 disclosure requirements for remuneration," which include provisions requiring aggregate, quantitative disclosures of compensation reductions.

Following confirming that you agree to withdraw the proposal regarding clawbacks submitted on behalf of the Comptroller of the City of New York as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System, Morgan Stanley will withdraw our no action request.

Kind regards,
Tara

---

and Consumer Protection Act. If you have received this communication in error, please destroy all electronic and paper copies and notify the sender immediately. Mistransmission is not intended to waive confidentiality or privilege. Morgan Stanley reserves the right, to the extent permitted under applicable law, to monitor electronic communications. This message is subject to terms available at the following link: http://www.morganstanley.com/disclaimers. If you cannot access these links, please notify us by reply message and we will send the contents to you. By messaging with Morgan Stanley you consent to the foregoing.

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Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 10, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Michael Garland on behalf of the Comptroller of the City of New York (the "**Comptroller**") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "**Proponents**") on December 1, 2011 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "**2012 Proxy Materials**"). The Proposal and related correspondence are attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2012 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> RESOLVED, that shareholders of Morgan Stanley (the "Company") urge the Compensation Committee (the "Committee") of the board of directors to strengthen the Company's compensation clawback policy, as applied to senior executives, by:
>
> - Providing that failure to appropriately manage or monitor an employee who engaged in "conduct detrimental to the Company" (as determined by the Committee) or conduct constituting "cause" for termination will support recovery of compensation; and
> - Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise the Company's right to recover any particular award of compensation.
>
> These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.
>
> "Recovery" of compensation includes cancellation, forfeiture and recapture.
>
> "Conduct detrimental to the Company" includes causing a significant financial loss or other reputational harm to the Company or one of its businesses.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponents have submitted more than one proposal;
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the ordinary business operations of the Company.

1. The Company may omit the Proposal pursuant to Rule 14a-8(c) because the Proponents have submitted more than one proposal.

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice. On December 14, 2011, the Company sent a deficiency notice to the Proponents informing them that their submission contained more than one proposal and informing them of the 14-day period to amend their submission. On December 29, 2011, the Proponents submitted a response via email (the "**Response Email**") declining to amend the Proposal to include no more than one proposal and disputing that the Proposal contains more than one proposal. *See* Exhibit A.

Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Relying on those rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one following receipt of a deficiency notice from the company. *See, e.g., Torotel, Inc.* (November 1, 2006) (company permitted to exclude a proposal with multiple components in reliance on Rule 14a-8(c)); *Bob Evans Farms, Inc.* (May 31, 2001) (company permitted to exclude multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)); and *IGEN International, Inc.* (July 3, 2000) (same). The one-proposal limitation applies to proponents who submit multiple proposals as separate submissions and, as is the case with the Proposal, to proponents who submit multiple proposals as elements or components of a single submission. *See, e.g., Streamline Health Solutions, Inc.* (March 23, 2010); and *AmerInst Insurance Group, Ltd.* (April 3, 2007). In applying the one-proposal limitation of Rule 14a-8(c), the Staff has considered whether each part of a proposal that contains multiple parts relates to a single concept. *See, e.g., Computer Horizons Corp.* (April 1, 1993).

The Staff has concurred that a company can omit a proposal with multiple elements as more than one proposal when the elements are "separate and distinct." *Parker-Hannifin* (September 4, 2009). The Staff has agreed with the exclusion of stockholder proposals comprised of multiple parts even though the parts seemingly addressed one general concept. *See, e.g., Streamline Health Solutions, Inc.* (March 23, 2010) (multi-part proposal that the proponent claimed all related to the election of directors deemed to be multiple proposals); and *American Electric Power Co., Inc.* (January 2, 2001) (multi-part proposal that the proponent claimed all related to corporate governance deemed to be multiple proposals).

The Staff has also concurred that proposals that require a "variety of corporate actions" may be excluded. *See, e.g., PG&E Corporation* (March 11, 2010) (proposal requested amendment to license renewal process, risk mitigation and production levels); *Morgan Stanley* (February 4, 2009) (proposal requested stock ownership guidelines for director candidates, new conflict of interest disclosures for director nominees and new limits on compensation of directors and nominees); and *General Motors Corporation* (April 9, 2007) (proposal included several separate and distinct steps to restructure the company).

Although the Proposal is in the form of a single submission, it consists of multiple parts. The Proposal urges, first, that the Company's clawback policy provide that certain failures of management or monitoring will support recovery of compensation and, second, that disclosure on Form 8-K be required for any decision by the Compensation, Management Development and

Succession Committee (the "**CMDS Committee**")[1] or full board of directors on whether or not to exercise the Company's right to recover any particular award of compensation. These two elements are "separate and distinct": either component could be implemented independently of the other, and neither component is a logical consequence of the other. Moreover, the two components do not even cover the same spectrum of clawback issues, as it appears that the disclosure component of the Proposal relates to decisions under the Company's compensation programs beyond those that are the subject of the first component of the Proposal (which is limited to failures to appropriately manage or monitor employees). Similarly, implementation of the Proposal would require "a variety of corporate action": the Company would not only need to modify its compensation programs, it would also need to modify its disclosure policies and procedures.

In their December 29, 2011 email response to the Company, the Proponents disputed the Company's assertion that the Proposal contains more than one proposal and cited the Staff's decision not to grant no action relief under Rule 14a-8(c) in *Yahoo! Inc.* (April 5, 2011). In that case, the proposal asked the company to adopt certain policies relating to human rights and to "review, report to shareholders and improve all policies and actions that might affect human rights observance....", and the Staff declined to find that these two elements constituted separate proposals. *Id.* However, in *Yahoo!* the policy and disclosure elements of the proposal were part of a single concept relating to the Company's global human rights initiatives and did not implicate different corporate functions (unlike the Proposal, which implicates both the Company's compensation policies and disclosure practices). In particular, in *Yahoo!* the proponent did not seek to require the company to implement any specific disclosure procedures or practices; it merely directed the company to report to shareholders on human rights matters in an unspecified manner. In contrast, the Proposal would require the Company to make filings on Form 8-K with respect to certain decisions of the CMDS Committee. As explained above, a requirement to take specific steps and mandate specific disclosure practies (here, the making of voluntary filings on Form 8-K) is "separate and distinct" from a requirement to modify compensation policies and involves "a variety of corporate action[s]".

For the reasons stated above, the Company believes that the Proposal contains two distinct proposals, and, therefore, is excludable under Rule 14a-8(c) and Rule 14a-8(f)(1).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.**

The Proposal urges the CMDS Committee to provide that "failure to appropriately manage or monitor an employee who engaged in 'conduct detrimental to the Company' (as determined by the Committee) or conduct constituting 'cause' for termination will support recovery of compensation." The Company already has established clawback provisions and

[1] The Proposal refers to the Company's "Compensation Committee." However, the Company does not have a Committee of the board of directors called the Compensation Committee. We believe that the Proposal is intended to relate to the CMDS Committee.

procedures that permit recovery in these circumstances. Accordingly, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Exchange Act Release No.* 12598 (July 7, 1976). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms). Furthermore, proposals have been considered "substantially implemented" where a company has implemented part but not all of a multifaceted proposal. *See, e.g., Wal-Mart Stores, Inc.* (March 28, 2007); *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the company took steps to at least partially implement three of four actions requested by the proposal).

This understanding was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), which confirmed that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Amendments to Rules on Shareholders Proposals, *Exchange Act Release No.* 40018 (May 21, 1988) at n.30 and accompanying text. When a company can demonstrate that it has already taken actions to address most elements of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures <u>compare favorably</u> with the guidelines of the proposal." *Symantec Corporation* (June 3, 2010) (quoting *Texaco, Inc.* (March 28, 1991)); *see also The Procter & Gamble Company* (August 4, 2010); and *Wal-Mart Stores, Inc.* (March 30, 2010). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *Exxon Mobil Corporation* (March 18, 2004); *see also Wal-Mart Stores, Inc.* (March 30, 2010); *Caterpillar, Inc.* (March 11, 2008); and *The Dow Chemical Co.* (March 5, 2008).

The Proposal indicates that the objective of the Proposal is to strengthen the Company's compensation clawback policy as applied to senior executives. Specifically, the Proposal advocates "[p]roviding that failure to appropriately manage or monitor an employee who engaged in 'conduct detrimental to the Company' (as determined by the Committee) or conduct constituting 'cause' for termination will support recovery of compensation." The supporting statement with respect to the Proposal further states that "there are circumstances in which [an] employee's supervisor, or more senior executives, should be held accountable" through the Company's clawback policy.

However, the Company already has in place an extremely robust set of clawback provisions and procedures that accomplish these very aims. First, awards under the Morgan Stanley Compensation Incentive Plan, the Company's Performance Stock Units and the Company's restricted stock units and stock options[2] each provide for cancellation if the holder is terminated "for Cause or [the holder] engage[s] in conduct constituting Cause (either during or following employment...)", and in this regard we note that the Proposal defines "recovery" to include "cancellation." *See Form of Award for the Morgan Stanley Compensation Incentive Plan*, filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 2010, Section 9(c)(2)(i), p. 8 (attached as Exhibit B); *Form of Award for the Morgan Stanley Performance Stock Units*, filed as exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 2010, Section 9(c)(2)(i), p. 13 (attached as Exhibit C); and *Form of Award Certificate for Discretionary Retention Awards of Stock Units*, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 2010, Section 10(c)(2)(i), p. 9 (attached as Exhibit D). Cause is defined for purposes of these compensation programs to include "any act or omission which constitutes a breach of [the holder's] obligations to the [Company]" and any "act or omission, which has caused or may reasonably be expected to cause injury to the interest or business reputation of the Firm". *See* Exhibit B, Section 18(b), p. 13; Exhibit C, Section 23(b), p. 19; and Exhibit D, Section 22(c), p. 15. This definition of cause is certainly broad enough to include, in the language of the Proposal, "failure to appropriately manage or monitor an employee". Indeed, nowhere does the cause definition provide that the underlying misconduct must have been committed directly by the holder of the award, and in practice the Company interprets this definition of cause to include supervisors, including senior executives up the supervisory chain.

Second, awards under the Morgan Stanley Compensation Incentive Plan provide for clawback if the recipient "take[s] any action, or... omit[s] to take any action (including with respect to supervisory responsibilities), where such action or omission (A) causes or contributes to the need for a material restatement of the Firm's financial results; or (B) causes or is reasonably expected to cause a substantial financial loss or any injury to the interest or business reputation of the [Company] or of a business area...".[3] *See* Exhibit B, Section 9(c)(3), p. 10. This standard is very similar to the standard included in the Proposal, which calls for a trigger based on "failure to appropriately manage or monitor any employee who engaged in 'conduct detrimental to the Company'... or conduct constituting 'cause' for termination" where "conduct

---

[2] Awards under the Morgan Stanley Compensation Incentive Plan (a deferred cash-based compensation plan), Performance Stock Units and restricted stock units and stock options together comprise a substantial majority of the annual incentive compensation of senior executives.

[3] We note that the CMDS Committee approves on an annual basis the terms of the awards under each of the Company's compensation programs. It is expected that the clawback provision for awards granted under the Morgan Stanley Compensation Incentive Plan in 2012 as approved by the CMDS Committee will reflect the following underlined revision to the parenthetical included in the quoted language: "(including with respect to direct supervisory responsibilities)". In addition, it is expected that a clawback provision substantially similar to the clawback provision included in awards granted under the Morgan Stanley Compensation Incentive Plan will be included in grants of restricted stock units. The Company does not expect that this or other changes will materially alter the manner in which it exercises the clawback provisions for supervisors, including senior executives up the supervisory chain.

detrimental to the Company" is defined to include "causing a significant financial loss or other reputational harm to the Company or one of its businesses."

Third, the Company's Performance Stock Units provide for clawback if the performance underlying the award "was based on materially inaccurate financial statements or other performance metric criteria." This existing clawback goes beyond the Proposal: clawback is triggered without regard to whether the recipient, or indeed anyone, was aware of or engaged in culpable conduct at all. Under this strict liability-type standard, if there is an applicable material inaccuracy, whether it arises as a result of conduct of the award recipient, an employee under his or her supervision, or anyone else, or even if the inaccuracy cannot be specifically tied to any individual, the clawback is triggered. *See* Exhibit C, Section 3, p. 5.

For these reasons, the Company believes that its current clawback provisions and procedures fulfill the essential objective of, and compare favorably with, the Proposal, and, accordingly, that the Proposal is excludable under Rule 14a-8(i)(10).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite as to be misleading in violation of Rule 14a-9.**

The Proposal contains vague and overly broad wording that would leave both the Company and stockholders voting on the Proposal uncertain as to exactly what actions would be required to be taken if the Proposal were approved. Accordingly, we believe that the Company may properly exclude the Proposal under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff stated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. *See, e.g., Verizon Communications Inc.* (February 21, 2008); and *Capital One Financial Corporation* (February 7, 2003). The Staff has consistently concurred with the exclusion of proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals create ambiguities that made them vague or indefinite and, in particular proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g., The Boeing Co.* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Co.* (February 10, 2011) (same); *General Electric Co.* (January 21, 2011) (proposal to make changes to short-term performance awards was vague in the context of the company's existing programs); *see also General Motors Corporation* (March 26, 2009); *General Motors Corporation* (April 2, 2008); and *Prudential Financial Inc.* (February 16, 2007).

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3). It is unclear from the Proposal whether the Proponents are requesting that the Company "strengthen" its current clawback policy by (i) modifying its current policies to include a supervisory element or (ii) creating a new clawback policy separate and distinct from the clawback policies of the Company that are currently in place. If the Proponents are seeking to achieve (i), then, as described above, the Company believes that the Proposal has already been substantially implemented. If the Proponents are seeking to achieve (ii), then the Proposal fails to provide sufficient guidance for implementation because it does not describe the new policies that are to be implemented or to which forms of compensation they are to apply (*e.g.*, fixed compensation or just incentive compensation? Compensation that has a relationship to the underlying wrongful conduct, or all compensation?); it does not describe what constitutes a "failure to appropriately manage or monitor" (*e.g.*, is the standard one of active knowledge of the underlying conduct? Negligence? Gross negligence?); and it does not describe what remedy is appropriate in the event the policy is implicated (*e.g.*, is all compensation recovered or just a portion? If just a portion, how is the portion determined or calculated? Does the Company have any discretion in determining whether to exercise its clawback rights and, if so, what factors should be considered?).

Similarly, the portion of the Proposal relating to disclosure also fails to provide sufficient guidance for implementation. For example, the Proposal calls for disclosure of "any decision" on whether or not to exercise clawback rights. Does this requirement include determinations that there is no basis for recovering compensation? Or does it only include determinations where it has been determined there is a basis for recovery? In addition, the Proposal does not provide any guidance as the scope of disclosure that it is requiring, other than to note that "[t]hese amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation." This extremely general language does nothing to answer key questions such as whether the identity of the affected individuals must be disclosed; whether, and to what extent, details of the underlying conduct must be disclosed; and what information with respect to the amount, method and timing of recovery must be disclosed.

Without additional guidance, shareholders could not be expected to understand with a reasonable degree of certainty what the Proposal requires, and the Company could not be expected to know with a reasonable degree of certainty what action is expected of it in order to implement the Proposal, if the Proposal is adopted. For the reasons stated above, the Company believes the Proposal is impermissibly vague and indefinite and, therefore, may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(3).

4. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

The Proposal advocates a requirement that the Company disclose to the public "any decision by the Committee or full board on whether or not to exercise the Company's right to recover any particular award of compensation." To the extent that the Proposal, if adopted, would mandate disclosure beyond that which is already required by applicable law and regulations, the Proposal addresses matters that are at the heart of the day-to-day management decisions of any public company. Accordingly, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that the proposal does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). In Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting" and that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Proposals should be excluded under Rule 14a-8(i)(7) if the proposal probes "too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). The 1998 Release further provides that determinations as to whether proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed."

The Commission has concurred in the exclusion of proposals requesting that companies make disclosures of specific information beyond what is legally required as relating to ordinary business operations. *See, e.g.*, *Citigroup* (February 2, 2009) (proposal requesting disclosure of a written and detailed CEO succession policy omitted under Rule 14a-8(i)(7)); and *AmerInst Insurance Group. Ltd.* (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)). Decisions on the type and amount of information to disclose to the public, beyond what is legally required, are a core management function. Disclosure decisions, which balance legal requirements, the need and right of shareholders to receive information, confidentiality concerns and commercial considerations, among other matters, are made by management based on the facts and circumstances of individual cases. By requiring the Company to disclose on Form 8-K all clawback decisions, the Proposal would remove this discretion to resolve these "ordinary business problems" from management and impose a one-size-fits-all approach on a complex decision making process. This attempt to replace management's judgment with a shareholder judgment is simply inconsistent with the policies and criteria outlined in the 1998 Release. Indeed, disclosure decisions are at the very heart of the types of judgments for which shareholders rely on management, and it would be impractical for them to do otherwise.

For the reasons stated above, the Company believes that the Proposal mandates activities central to the ordinary operations of the Company and, therefore, is excludable under Rule 14a-8(i)(7).

CONCLUSION

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2012 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Assistant Secretary, Morgan Stanley

Michael Garland, Executive Director for Corporate Governance, City of New York, Office of the Comptroller

Exhibit A

Proposal and Related Correspondence

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

November 29, 2011

Mr. Martin M. Cohen
Secretary
Morgan Stanley
1585 Broadway
New York, NY 10036

Dear Mr. Cohen:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Morgan Stanley common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Sincerely,

Michael Garland
Executive Director for Corporate Governance

MG/ma

Enclosures

Morgan Stanley - Clawback
Mydoc.Corp.Gov. ltrs.2012

RESOLVED, that shareholders of Morgan Stanley (the "Company") urge the Compensation Committee (the "Committee") of the board of directors to strengthen the Company's compensation clawback policy, as applied to senior executives, by:

- Providing that failure to appropriately manage or monitor an employee who engaged in "conduct detrimental to the Company" (as determined by the Committee) or conduct constituting "cause" for termination will support recovery of compensation; and
- Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise the Company's right to recover any particular award of compensation.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

"Recovery" of compensation includes cancellation, forfeiture and recapture.

"Conduct detrimental to the Company" includes causing a significant financial loss or other reputational harm to the Company or one of its businesses.

SUPPORTING STATEMENT

In our view, compensation practices, especially in the financial sector, have contributed to excessive risk-taking, costly legal and regulatory compliance failures (particularly with respect to mortgages and complex mortgage securities), and socially undesirable behavior. The clawback provisions Morgan Stanley first adopted in 2008 are a useful first step in curbing these tendencies.

Morgan Stanley's current clawback provisions, which apply to awards under the Company's long-term incentive plans, authorize recovery of compensation if the Committee determines that a recipient engaged in "conduct detrimental to the Company." This provision, which applies to deferred cash-based awards to named executive officers, also explicitly covers situations where there is a substantial loss on a holding, or any loss on holding where an employee operated outside the risk parameters applicable to such holding and, in either case, such holding was a factor in that employee's compensation determination.

In addition to these provisions, the policy also provides for recovery of equity awards and deferred cash-based awards if the recipient engages in conduct constituting cause for termination. The Company defines cause to include, among other things, failure to comply with its compliance, ethics or risk management standards.

These provisions fall short in two ways. First, the provisions cover only the employee whose own conduct is at issue. We think there are circumstances in which the employee's supervisor, or more senior executives, should be held accountable. The

Committee should be empowered to recover compensation from senior executives upon a determination that they failed to appropriately manage or monitor subordinates.

Second, shareholders cannot monitor enforcement without disclosure. Morgan Stanley should disclose the fact that the Committee or full board considered invoking a clawback provision as applied to a particular senior executive, and the decision made. We are sensitive to privacy concerns, and urge the Company to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Morgan Stanley **Cusip#: 617446448**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	1,196,941 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Morgan Stanley **Cusip#: 617446448**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	1,378.881 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Morgan Stanley **Cusip#: 617446448**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	707,062 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Morgan Stanley **Cusip#: 617446448**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	225,070 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Morgan Stanley **Cusip#: 617446448**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System	71,391 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

Immediately upon receipt, please telephone:
Name:__________
Tel. No.(____)__________

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Morgan Stanley

Direct Dial: (212) 762-7325
Facsimile No: (212) 507-0010
Email: Jacob.Tyler@morganstanley.com

VIA FACSIMILE AND OVERNIGHT MAIL

December 14, 2011

Mr. Michael Garland
Executive Director for Corporate Governance
City of New York
Office of the Comptroller – John C. Liu
Municipal Building
One Centre Street, Room 629
New York, New York 10007-2341

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Garland:

On December 1, 2011, we received your letter dated November 29, 2011 submitting a proposal on behalf of the Comptroller of the City of New York (the "Comptroller") as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (the "Systems") for inclusion in Morgan Stanley's (the "Company") 2012 proxy statement.

Rule 14a-8(c) promulgated under the Securities Exchange Act of 1934, as amended, states that a shareholder may submit no more than one proposal for a particular shareholders meeting. Your submission contains two parts that we consider to be separate shareholder proposals, namely:

- Part 1, which relates to substantive implementation of the Company's clawback provision to include "failure to appropriately manage or monitor an employee who engaged in 'conduct detrimental to the Company' ... or conduct constituting 'cause' for termination"; and

- Part 2, which relates to disclosure via Current Report on Form 8-K of decisions of the Board or the Compensation, Management Development and Succession Committee of the Board "on whether or not to exercise the Company's right to recover any particular award of compensation."

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information and amend your submission to state only one proposal no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosure

Electronic Code of Federal Regulations
e-CFR ™

e-CFR Data is current as of December 8, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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FAX COVER SHEET

TO: Mr. Michael Garland
212-669-2517 - Phone
212-669-4072 - Fax

FROM: Jacob Tyler
Morgan Stanley
212-762-7325 - Phone
212-507-0010 - Fax

DATE: December 14, 2011

8 Pages Including Cover Sheet

If there are any problems with this transmission, please contact Patricia Foley @ 212-762-5639

****************** -COMM. JOURNAL- ******************** DATE DEC-14-2011 ***** TIME 16:11 ********

MODE = MEMORY TRANSMISSION START=DEC-14 16:08 END=DEC-14 16:11

FILE NO.=912

STN NO.	COMM.	ONE-TOUCH/ ABBR NO.	STATION NAME/EMAIL ADDRESS/TELEPHONE NO.	PAGES	DURATION
001	OK	*	912126694072	008/008	00:02:25

-MORGAN STANLEY -

** - - ***** - 212 762 4830- **********

FAX COVER SHEET

TO: **Mr. Michael Garland**
212-669-2517 - Phone
212-669-4072 - Fax

FROM: **Jacob Tyler**
Morgan Stanley
212-762-7325 - Phone
212-507-0010 - Fax

DATE: **December 14, 2011**

8 Pages Including Cover Sheet

If there are any problems with this transmission, please contact Patricia Foley @ 212-762-5639

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C LIU
COMPTROLLER

TELEPHONE (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL RSIMON@COMPTROLLER NYC GOV

Richard S Simon
Deputy General Counsel

BY EMAIL AND EXPRESS MAIL

December 29, 2011

Jacob E. Tyler
Assistant Secretary
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Re: Morgan Stanley (the "Company")
Shareholder Proposal submitted by the New York City Pension Funds (the "NYC Funds")

Dear Mr. Tyler:

I am writing in reply to your letter of December 15, 2011 to Michael Garland of the NYC Office of the Comptroller, concerning the shareholder proposal (the "Proposal") that this office sent to the Company by letter dated November 29, 2011, on behalf of the NYC Funds. Your letter asserts incorrectly that the Proposal does not comply with the "one proposal" limitation embodied in SEC Rule 14a-8(c), purportedly because its request for reporting on executive compensation clawback decisions is a proposal separate from the Proposal's request for substantive modifications to the terms of the Company's existing clawback policy.

It is well-settled that a request for future reporting by a company about the other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c). Most recently, in *Yahoo! Inc.* (April 5, 2011), the SEC Staff denied no-action relief under Rule 14a-8(c) as to a proposal that, in addition to seeking to limit that company from providing certain information technology, services or data to China and other "repressive regimes," also asked the company to "review, report to shareholders and improve all policies and actions" affecting human rights in countries with which the company did business. Here, too, the (far narrower) reporting that the Proposal requests is not a separate proposal. Accordingly, there can be no basis for omitting the NYC Funds' proposal under Rule 14a-8(c).

Please confirm that in light of the foregoing, the Company withdraws its objection under SEC Rule 14a-8(c) to the NYC Funds' November 29, 2011 shareholder proposal.

Sincerely,

Richard S. Simon

Cc: Michael Garland

Exhibit B

Form of Award for the Morgan Stanley Compensation Incentive Plan

EX-10.5 6 dex105.htm FORM OF AWARD CERTIFICATE UNDER THE MORGAN STANLEY COMPENSATION INCENTIVE PLAN

EXHIBIT 10.5

MORGAN STANLEY

MORGAN STANLEY COMPENSATION INCENTIVE PLAN

[YEAR] DISCRETIONARY RETENTION AWARDS

AWARD CERTIFICATE

TABLE OF CONTENTS FOR AWARD CERTIFICATE

MORGAN STANLEY

MORGAN STALEY COMPENSATION INCENTIVE PLAN

[YEAR] DISCRETIONARY RETENTION AWARDS
AWARD CERTIFICATE

Morgan Stanley has granted you an award under the Morgan Stanley Compensation Incentive Plan (the "***Plan***") as part of your discretionary long-term incentive compensation for services provided during [year] and as an incentive for you to remain in Employment and provide services to the Firm through the Scheduled Vesting Dates. This Award Certificate sets forth the general terms and conditions of your [year] award under the Plan. The initial value of your [year] award has been communicated to you independently.

If you are employed outside the United States, you will also receive an "***International Supplement***" that contains supplemental terms and conditions for your [year] award. You should read this Award Certificate in conjunction with the International Supplement, if applicable, and the Plan in order to understand the terms and conditions of your [year] award.

Your [year] award is made pursuant to the Plan. References to Applicable Account Value in this Award Certificate mean only the Applicable Account Value related to your [year] award, and the terms and conditions herein apply only to such award. If you receive any other award under the Plan or another equity compensation plan, it will be governed by the terms and conditions of the applicable award documentation, which may be different from those herein.

The purposes of the [year] award are, among other things, to facilitate the allocation of a portion of your discretionary above-base compensation for [year] to the notional investment opportunities afforded by the Plan, to reward you for your continued Employment and service to the Firm in the future and your compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. In view of these purposes, you will earn each portion of your [year] award only if you (1) remain in continuous Employment through the applicable Scheduled Vesting Date (subject to limited exceptions set forth below), (2) do not engage in any activity that is a cancellation event set forth in Section 9(c) below ***and*** (3) satisfy obligations you owe to the Firm as set forth in Section 11 below. Even if your award has vested, you will have no right to your award if a cancellation event occurs under the circumstances set forth in Section 9(c) below. As Morgan Stanley deems appropriate, Morgan Stanley will require you to provide a written certification or other evidence, from time to time in its sole discretion, to confirm that no cancellation event has occurred, including upon a termination of Employment and/or during a specified period of time prior to each Scheduled Distribution Date thereafter. If you fail to provide any required certification or other evidence, Morgan Stanley will cancel your award. It is your responsibility to provide the Executive Compensation Department with your up-to-date contact information.

Capitalized terms used in this Award Certificate that are not defined in the text have the meanings set forth in Section 18 below. Capitalized terms used in this Award Certificate that are not defined in the text or in Section 18 below have the meanings set forth in the Plan.

1. Your award generally.

(a) *Applicable Account Value.* This Award Certificate uses the term "*Applicable Account Value*" to refer to your [year] award under the Plan and the notional return (positive or negative) thereon based on the performance of the Notional Investments to which your account is notionally allocated. If you receive another award under the Plan (for example, an award for a future year), your total Account Value under Plan will include the Applicable Account Value of your [year] award and the applicable Account Value of such other award(s).

(b) *Notional allocation of account.* The notional allocation of your Applicable Account Value is subject to the ultimate discretion of the Firm and is made exclusively for the purpose of determining your Applicable Account Value from time to time in accordance with the Plan. You may notionally allocate your Applicable Account Value to any one fund, or any combination of funds, offered as Notional Investments under the Plan. \

2. Vesting schedule and payment.

(a) *Vesting schedule.* Except as otherwise provided in this Award Certificate, your Applicable Account Value will vest according to the following schedule: (i) 50% of your Applicable Account Value will vest on the First Scheduled Vesting Date and (ii) the remaining portion of your Applicable Account Value will vest on the Second Scheduled Vesting Date.[1] Except as otherwise provided in this Award Certificate, each portion of your Applicable Account Value will vest only if you continue to provide future services to the Firm by remaining in continuous Employment through the applicable Scheduled Vesting Date and providing value added services to the Firm during this timeframe. The special vesting terms set forth in Sections 4, 5, 6 and 7 of this Award Certificate apply (i) if your Employment terminates by reason of your death or Disability, (ii) upon your Full Career Retirement, (iii) if the Firm terminates your employment in an involuntary termination under the circumstances described in Section 5, (iv) upon a Governmental Service Termination or (v) upon a Qualifying Termination. The vested portion of your Applicable Account Value remains subject to the cancellation and withholding provisions set forth in this Award Certificate.

(b) *Payment.* Except as otherwise provided in this Award Certificate, (i) 50% of your Applicable Account Value will, to the extent vested, be paid in cash (minus applicable tax

[1] The vesting schedule presented in this form of Award Certificate is indicative. The vesting schedule applicable to awards may vary.

and other withholding liabilities) on the First Scheduled Distribution Date and (ii) the remaining portion of your Applicable Account Value will, to the extent vested, be paid in cash (minus applicable tax and other withholding liabilities) on the Second Scheduled Distribution Date (provided that, subject to Section 2(d), your Applicable Account Value may be paid to you following the applicable Scheduled Distributed Date on the next administratively practicable payroll date).[2] The special payment provisions set forth in Sections 4(a), 4(b), 6 and 7 of this Award Certificate apply (i) if your Employment terminates by reason of your death or you die after termination of your Employment, (ii) upon your Governmental Service Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 6(b), or (iii) upon a Qualifying Termination.

(c) ***Accelerated payment.*** Morgan Stanley shall have no right to accelerate the payment of any portion of your Applicable Account Value, except to the extent that such acceleration is not prohibited by Section 409A and would not result in your being required to recognize income for United States federal income tax purposes prior to the distribution of your Applicable Account Value or your incurring additional tax or interest under Section 409A. If any portion of your Applicable Account Value is paid prior to the applicable Scheduled Distribution Date pursuant to this Section 2(c), Morgan Stanley may condition such payment on your agreement that if you engage in any activity constituting a cancellation event set forth in Section 9(c) within the applicable period of time that would have resulted in cancellation of all or a portion of your Applicable Account Value (had it not been paid pursuant to this Section 2(c)), you will be required to repay to Morgan Stanley an amount equal to the payment you received (before taking account of any withholding) in respect of the portion of your Applicable Account Value that would have been canceled upon the occurrence of such cancellation event, plus interest on such amount at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date such portion of your Applicable Account Value was paid through the date preceding the repayment date.

(d) ***Rule of construction for timing of payment.*** Whenever this Award Certificate provides for all or a portion of your Applicable Account Value to be paid on the First Scheduled Distribution Date or the Second Scheduled Distribution Date or upon a different specified event or date, such payment will be considered to have been timely made, and neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages based on a delay in the payment of your Applicable Account Value, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate) in respect of any such delay, as long as payment is made by December 31 of the year in which occurs the applicable Scheduled Distribution Date or such other specified event or date or, if later, by the 15th day of the third calendar month following such specified event or date. Similarly, neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate), based on any acceleration of the payment of your Applicable Account Value pursuant to Section 2(c).

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[2] The payment schedule presented in this form of Award Certificate is indicative. The payment schedule applicable to awards may vary.

3. <u>Special provision for certain employees</u>.

Notwithstanding the other provisions of this Award Certificate, if Morgan Stanley considers you to be one of its executive officers at the time provided for the payment of the vested portion of your Applicable Account Value and determines that your compensation may not be fully deductible by virtue of Section 162(m) of the Internal Revenue Code, Morgan Stanley shall delay payment of the nondeductible portion of your compensation, including delaying payment of your Applicable Account Value to the extent nondeductible, unless the Administrator, in its sole discretion, determines not to delay such payment. This delay will continue until your "Separation from Service" or to the extent permitted under Section 409A, the end of the first earlier taxable year of the Firm as of the last day of which you are no longer an executive officer (subject to earlier conversion in the event of your death).

4. <u>Death, Disability and Full Career Retirement</u>.

The following special vesting and payment terms apply to your award:

(a) ***Death during Employment.*** If your Employment terminates due to death, any unvested portion of your Applicable Account Value will vest on the date of your death. Your Applicable Account Value will be paid to the beneficiary you have designated pursuant to Section 12 or the legal representative of your estate, as applicable, upon your death, *provided* that your estate or beneficiary notifies the Firm of your death within 60 days following your death. After your death, the cancellation provisions set forth in Section 9(c) will no longer apply.

(b) ***Death after termination of Employment.*** If you die after the termination of your Employment but prior to an applicable Scheduled Distribution Date, the vested portion of your Applicable Account Value that you held at the time of your death will be paid to the beneficiary you have designated pursuant to Section 12 or the legal representative of your estate, as applicable, upon your death, *provided* that your estate or beneficiary notifies the Firm of your death within 60 days following your death. After your death, the cancellation provisions set forth in Section 9(c) will no longer apply.

(c) ***Disability or Full Career Retirement.*** If your Employment terminates due to Disability or in a Full Career Retirement, any unvested portion of your Applicable Account Value will vest on the date your Employment terminates. Your Applicable Account Value will be paid on the applicable Scheduled Distribution Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Distribution Date.

5. <u>Involuntary termination by the Firm</u>.

If the Firm terminates your employment under circumstances not involving any cancellation event set forth in Section 9(c), the unvested portion of your Applicable Account Value will vest on the date your employment with the Firm terminates and your Applicable

Account Value will be paid on the applicable Scheduled Distribution Date, *provided* that you sign an agreement and release satisfactory to the Firm. If you do not sign such an agreement and release satisfactory to the Firm within the timeframe set by the Firm in connection with your involuntary termination as described in this Section 5, any portion of your Applicable Account Value that was unvested immediately prior to your termination shall be canceled. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Distribution Date.

6. Governmental Service.

(a) ***General treatment of awards upon Governmental Service Termination.*** If your Employment terminates in a Governmental Service Termination and not involving a cancellation event set forth in Section 9(c), then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 6(c), any unvested portion of your Applicable Account Value will vest on the date of your Governmental Service Termination. Your vested Applicable Account Value will be paid on the date of your Governmental Service Termination.

(b) ***General treatment of vested awards upon acceptance of employment at a Governmental Employer following termination of Employment.*** If your Employment terminates other than in a Governmental Service Termination and not involving a cancellation event set forth in Section 9(c) and, following your termination of Employment, you accept employment with a Governmental Employer, then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 6(c), the vested portion of your Applicable Account Value will be paid upon your commencement of such employment, *provided* you present the Firm with satisfactory evidence demonstrating that as a result of such employment the divestiture of your continued interest in your Applicable Account Value is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

(c) ***Repayment obligation.*** If you engage in any activity constituting a cancellation event set forth in Section 9(c) within the applicable period of time that would have resulted in cancellation of all or a portion of your Applicable Account Value had it not been paid pursuant to Sections 6(a) or 6(b) above (disregarding, for purposes of determining whether a cancellation event has occurred, any Full Career Retirement condition set forth in Section 9(c)(1)), you will be required to repay to Morgan Stanley the amount distributed to you pursuant to Sections 6(a) or 6(b) above that would have been canceled upon the occurrence of such cancellation event (before taking account of any withholding), plus interest on such amount at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date of such payment through the date preceding the repayment date.

7. **Qualifying Termination.**

If your employment terminates in a Qualifying Termination, any unvested portion of your Applicable Account Value will vest, cancellation provisions will lapse, and, subject to Section 8, your Applicable Account Value will be paid upon your Qualifying Termination.

8. **Specified employees.**

Notwithstanding any other terms of this Award Certificate, if Morgan Stanley considers you to be one of its "specified employees" as defined in Section 409A at the time of your Separation from Service, payment of any portion of your Applicable Account Value that otherwise would be made upon your Separation from Service (including, without limitation, any payments that were delayed due to Section 162(m) of the Internal Revenue Code, as provided in Section 3, and any portion of your Applicable Account Value payable upon your Qualifying Termination, as provided in Section 7) will be delayed until the first business day following the date that is six months after your Separation from Service; *provided, however*, that in the event that your death, your Governmental Service Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 6(b) occurs at any time after the Date of the Award, payment will be made in accordance with Section 4(a), 4(b), or 6, as applicable.

9. **Cancellation of Applicable Account Value under certain circumstances.**

(a) ***Cancellation of unvested Applicable Account Value.*** Any unvested portion of your Applicable Account Value will be canceled if your Employment terminates for any reason other than death, Disability, a Full Career Retirement, an involuntary termination by the Firm described in Section 5, a Governmental Service Termination or a Qualifying Termination.

(b) ***General treatment of vested Applicable Account Value.*** Except as otherwise provided in this Award Certificate, the vested portion of your Applicable Account Value will be paid on the applicable Scheduled Distribution Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Distribution Date.

(c) ***Cancellation of Applicable Account Value under certain circumstances.*** The cancellation events set forth in this Section 9(c) are designed, among other things, to incentivize compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. This Section 9(c) shall apply notwithstanding any other terms of this Award Certificate (except where sections in this Award Certificate specifically provide that the cancellation events set forth in this Section 9(c) no longer apply).

Your Applicable Account Value, even if vested, is not earned until the applicable Scheduled Distribution Date (and until you satisfy all obligations you owe to the Firm as set forth in Section 11 below) and, unless prohibited by applicable law, will be canceled prior to the applicable Scheduled Distribution Date in any of the circumstances set forth below in Section 9(c)(1) or (2). The Firm may retain custody of your Applicable Account Value following a Scheduled Distribution Date pending any investigation or other review that impacts the determination as to whether your Applicable Account Value is cancellable under the circumstances set forth below and, in such an instance, your Applicable Account Value shall be forfeited in the event the Firm determines that the Applicable Account Value was cancellable under the circumstances set forth below.

(1) Competitive Activity. If you resign and the resulting termination satisfies the definition of a Full Career Retirement and you engage in competitive activity, the following shall apply, subject to applicable law: [3]

(i) If your Competitive Activity occurs before the First Scheduled Distribution Date, then your entire Applicable Account Value will be canceled immediately.

(ii) If your Competitive Activity occurs on or after the First Scheduled Distribution Date but before the Second Scheduled Distribution Date, then the 50% of your Applicable Account Value that is scheduled to be paid on the Second Scheduled Distribution date will be canceled immediately.

(2) Other Events. If any of the following events occur at any time before the applicable Scheduled Distribution Date, your entire Applicable Account Value (whether or not vested), will be canceled immediately, subject to applicable law:

(i) Your Employment is terminated for Cause or you engage in conduct constituting Cause (either during or following Employment and whether or not your Employment has been terminated as of the applicable Scheduled Distribution Date);

[3] *Provided* that, for the Chief Executive Officer only, this provision only applies if such termination is not a termination for Good Reason. For these purposes, Good Reason is defined as a resignation following: (i) his removal from the position of Chief Executive Officer of Morgan Stanley; (ii) his failure to be elected or reelected to the Board of Directors of Morgan Stanley; (iii) a change in his reporting relationship such that he is no longer reporting directly and solely to the Board of Directors of Morgan Stanley; (iv) a material diminution of his duties and responsibilities as the Chief Executive Officer of Morgan Stanley that is not agreed by the parties or the assignment to him of duties materially inconsistent with his position, duties or responsibilities, or any other material action by Morgan Stanley which is materially inconsistent or materially reduces his position, duties or responsibilities; (v) any material breach by Morgan Stanley of its material obligations to provide payments or benefits as required in his offer letter; or (vi) Morgan Stanley's requiring his principal office to be based at any office or location other than the office or location designated as Morgan Stanley's principal executive offices.

Notwithstanding the foregoing, he will not be deemed to have resigned for Good Reason unless (i) he has given the Chairman of the Board written notification of his intention to do so, describing the factual basis for "Good Reason" and (ii) the event giving rise to "Good Reason" is not cured by Morgan Stanley within 30 business days after the Chairman of the Board's receipt of the notice.

(ii) Following the termination of your Employment, the Firm determines that your Employment could have been terminated for Cause (for these purposes, "Cause" will be determined without giving consideration to any "cure" period included in the definition of "Cause");

(iii) You disclose Confidential and Proprietary Information to any unauthorized person outside the Firm, or use or attempt to use Confidential and Proprietary Information other than in connection with the business of the Firm; or you fail to comply with your obligations (either during or after your Employment) under the Firm's Code of Conduct (and any applicable supplements), or otherwise existing between you and the Firm, relating to Confidential and Proprietary Information or an assignment, procurement or enforcement of rights in Confidential and Proprietary Information;

(iv) You engage in a Wrongful Solicitation;

(v) You make any Unauthorized Comments;

(vi) You fail or refuse, following your termination of Employment, to cooperate with or assist the Firm in a timely manner in connection with any investigation, regulatory matter, lawsuit or arbitration in which the Firm is a subject, target or party and as to which you may have pertinent information; or

(vii) You resign from your employment with the Firm without having provided the Firm prior written notice of your resignation at least:

(A) 180 days before the date on which your employment with the Firm terminates if you are a member of the Management Committee at the time of notice of your resignation;

(B) 90 days before the date on which your employment with the Firm terminates if clause (A) of this Section 9(c)(2)(vii) does not apply to you and you are a Managing Director (or equivalent title) at the time of notice of your resignation;

(C) 60 days before the date on which your employment with the Firm terminates if you are an Executive Director (or equivalent title) at the time of notice of your resignation; and

(D) 30 days before the date on which your employment with the Firm terminates if none of clauses (A) through (C) of this Section 9(c)(2)(vii) apply to you at the time of notice of your resignation.

(3) Clawback. The Firm may, in its discretion, cancel all or any portion of your Applicable Account Value (whether vested or unvested) prior to the Scheduled Distribution Date, under any of the following circumstances:

(i) You take any action, or you omit to take any action (including with respect to supervisory responsibilities), where such action or omission:

(A) causes or contributes to the need for a material restatement of the Firm's financial results; or

(B) causes or is reasonably expected to cause a substantial financial loss or any injury to the interest or business reputation of the Firm or of a business area; or

(ii) The Firm determines that there has been (A) a substantial loss on a trading position, investment, commitment or other holding; or (B) a loss on a trading position, investment, commitment or other holding where you have operated outside the risk parameters or risk profile applicable to such position, investment, commitment or holding, and in the case of either (A) or (B), such position, investment, commitment or holding was a factor in your award determination.

10. Tax and other withholding obligations.

Any vesting, whether on a Scheduled Vesting Date or some other date, of all or a portion of your Applicable Account Value, and any payment of all or a portion of your Applicable Account Value shall be subject to the Firm's withholding of all required United States federal, state, local and foreign income and employment/payroll taxes (including Federal Insurance Contributions Act taxes). You authorize the Firm to withhold such taxes from any payroll or other payment or compensation to you, including by canceling or accelerating payment of a portion of your Applicable Account Value in an amount not to exceed such taxes imposed upon such vesting or distribution and any additional taxes imposed as a result of such cancellation or acceleration, and to take such other action as the Firm may deem advisable to enable it and you to satisfy obligations for the payment of withholding taxes and other tax obligations, assessments, or other governmental charges, whether of the United States or any other jurisdiction, relating to the vesting or payment of your Applicable Account Value. However, the Firm may not deduct or withhold such sum from any payroll or any other payment or compensation (including from your Applicable Account Value), except to the extent it is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes prior to the distribution of your Applicable Account Value or to incur interest or additional tax under Section 409A.

11. **Obligations you owe to the Firm.**

As a condition to the earning, payment or distribution of your award, the Firm may require you to pay such sum to the Firm as may be necessary to satisfy any obligation that you owe to the Firm. Notwithstanding any other provision of this Award Certificate, your award, even if vested, is not earned until after such obligations and any tax withholdings or other deductions required by law are satisfied. Notwithstanding the foregoing, Morgan Stanley may not reduce the amount of your Applicable Account Value to be distributed to satisfy obligations that you owe to the Firm except (i) to the extent authorized under Section 10, relating to tax and other withholding obligations or, otherwise, (ii) to the extent such reduction is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes prior to the distribution of your Applicable Account Value or to incur additional tax or interest under Section 409A. Morgan Stanley's determination of any amount that you owe the Firm shall be conclusive.

12. **Nontransferability.**

You may not sell, pledge, hypothecate, assign or otherwise transfer your Applicable Account Value, other than as provided in Section 13 (which allows you to designate a beneficiary or beneficiaries in the event of your death) or by will or the laws of descent and distribution. This prohibition includes any assignment or other transfer that purports to occur by operation of law or otherwise. During your lifetime, payments relating to your Applicable Account Value will be made only to you.

Your personal representatives, heirs, legatees, beneficiaries, successors and assigns, and those of Morgan Stanley, shall all be bound by, and shall benefit from, the terms and conditions of your award.

13. **Designation of a beneficiary.**

You may make a written designation of beneficiary or beneficiaries to receive all or part of the amounts to be distributed in respect of your Applicable Account Value in the event of your death. To make a beneficiary designation, you must complete and submit the Beneficiary Designation form on the Executive Compensation website at [website redacted].

Any portion of your Applicable Account Value that becomes payable upon your death, and as to which a designation of beneficiary is not in effect, will be distributed to your estate.

If you previously filed a designation of beneficiary form for your award(s) under the Plan with the Executive Compensation Department, such form will also apply to all of your awards under the Plan, including this [year] award. You may replace or revoke your beneficiary designation at any time. If there is any question as to the legal right of any beneficiary to receive your Applicable Account Value, Morgan Stanley may determine in its sole discretion to distribute the amounts in question to your estate. Morgan Stanley's determination shall be binding and conclusive on all persons and it will have no further liability to anyone with respect to such amounts.

14. No entitlements.

(a) *No right to continued Employment.* This [year] award is not an employment agreement, and nothing in this Award Certificate, the International Supplement, if applicable, or the Plan shall alter your status as an "at-will" employee of the Firm or your employment status at a Related Employer. None of this Award Certificate, the International Supplement, if applicable, or the Plan shall be construed as guaranteeing your employment by the Firm or a Related Employer, or as giving you any right to continue in the employ of the Firm or a Related Employer, during any period (including without limitation the period between the Date of the Award and any of the First Scheduled Vesting Date, the Second Scheduled Vesting Date, the First Scheduled Distribution Date, the Second Scheduled Distribution Date, or any portion of any of these periods), nor shall they be construed as giving you any right to be reemployed by the Firm or a Related Employer following any termination of Employment.

(b) *No right to future awards.* This award, and all other awards under the Plan, are discretionary. This award does not confer on you any right or entitlement to receive another award under the Plan or any other award under any other incentive compensation plan of Morgan Stanley at any time in the future or in respect of any future period.

(c) *No effect on future employment compensation.* Morgan Stanley has made this award to you in its sole discretion. This award does not confer on you any right or entitlement to receive compensation in any specific amount for any future fiscal year, and does not diminish in any way the Firm's discretion to determine the amount, if any, of your compensation. This award is not part of your base salary or wages and will not be taken into account in determining any other employment-related rights you may have, such as rights to pension or severance pay.

15. Consents under local law.

Your award is conditioned upon the making of all filings and the receipt of all consents or authorizations required to comply with, or required to be obtained under, applicable local law.

16. Award modification.

Morgan Stanley reserves the right to modify or amend unilaterally the terms and conditions of your award, without first asking your consent, or to waive any terms and conditions that operate in favor of Morgan Stanley. These amendments may include (but are not limited to) changes that Morgan Stanley considers necessary or advisable as a result of changes in any, or the adoption of any new, Legal Requirement. Morgan Stanley may not modify your award in a manner that would materially impair your rights in your award without your consent; *provided, however*, that Morgan Stanley may, but is not required to, without your consent, amend or modify your award in any manner that Morgan Stanley considers necessary or advisable to (i) comply with any Legal Requirement, (ii) ensure that your award does not result in an excise or other supplemental tax on the Firm under any Legal Requirement, or (iii) ensure that your award is not subject to United States federal, state or local income tax or any equivalent taxes in territories outside the United States prior to payment or distribution. Morgan Stanley will notify you of any amendment of your award that affects your rights. Any amendment or waiver of a provision of this Award Certificate (other than any amendment or waiver applicable to all recipients generally), which amendment or waiver operates in your favor or confers a benefit on you, must be in writing and signed by the Global Co-Head of Human Resources or the Chief Operating Officer (or if such positions no longer exist, by the holder of an equivalent position) to be effective.

17. Governing law.

This Award Certificate and the related legal relations between you and Morgan Stanley will be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts or choice of law, rule or principle that might otherwise refer the interpretation of the award to the substantive law of another jurisdiction.

18. Defined terms.

For purposes of this Award Certificate, the following terms shall have the meanings set forth below:

(a) ***"Board"*** means the Board of Directors of Morgan Stanley.

(b) ***"Cause"*** means:

(1) any act or omission which constitutes a breach of your obligations to the Firm, including, without limitation, (A) your failure to comply with any notice or non-solicitation restrictions that may be applicable to you or (B) your failure to comply with the Firm's compliance, ethics or risk management standards, or your failure or refusal to perform satisfactorily any duties reasonably required of you, which breach, failure or refusal (if susceptible to cure) is not corrected (other than failure to correct by reason of your incapacity due to physical or mental illness) within ten (10) business days after written notification thereof to you by the Firm;

(2) your commission of any dishonest or fraudulent act, or any other act or omission, which has caused or may reasonably be expected to cause injury to the interest or business reputation of the Firm; or

(3) your violation of any securities, commodities or banking laws, any rules or regulations issued pursuant to such laws, or rules or regulations of any securities or commodities exchange or association of which the Firm is a member or of any policy of the Firm relating to compliance with any of the foregoing.

(c) A *"Change in Control"* shall be deemed to have occurred if any of the following conditions shall have been satisfied:

(1) any one person or more than one person acting as a group (as determined under Section 409A), other than (A) any employee plan established by Morgan Stanley or any of its Subsidiaries, (B) Morgan Stanley or any of its affiliates (as defined in Rule 12b-2 promulgated under the Exchange Act), (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by stockholders of Morgan Stanley in substantially the same proportions as their ownership of Morgan Stanley, is or becomes, during any 12-month period, the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person(s) any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of the total voting power of the stock of Morgan Stanley; *provided, however*, that the provisions of this subsection (1) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (3) below;

(2) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the "*Existing Board*") cease for any reason to constitute at least 50% of the Board; *provided, however*, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by Morgan Stanley's stockholders, was approved by a vote of at least a majority of the directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board;

(3) the consummation of a merger or consolidation of Morgan Stanley with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of Morgan Stanley (or any direct or indirect subsidiary of Morgan Stanley) pursuant to applicable stock exchange requirements; *provided* that immediately following such merger or consolidation the voting securities of Morgan Stanley outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of Morgan Stanley stock (or if Morgan Stanley is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and *provided* further that a merger or consolidation effected to implement a recapitalization of Morgan Stanley (or similar transaction) in which no person (as determined under Section 409A) is or becomes the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of either the then outstanding shares of Morgan Stanley common stock or the combined voting power of Morgan Stanley's then outstanding voting securities shall not be considered a Change in Control; or

(4) the complete liquidation of Morgan Stanley or the sale or disposition by Morgan Stanley of all or substantially all of Morgan Stanley's assets in which any one person or more than one person acting as a group (as determined under Section 409A) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Morgan Stanley that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of Morgan Stanley immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (x) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of Morgan Stanley common stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of Morgan Stanley immediately prior to such transaction or series of transactions and (y) no event or circumstances described in any of clauses (1) through (4) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of Morgan Stanley, or in the ownership of a substantial portion of Morgan Stanley's assets, as defined in Section 409A. In addition, no Change in Control shall be deemed to have occurred upon the acquisition of additional control of Morgan Stanley by any one person or more than one person acting as a group that is considered to effectively control Morgan Stanley.

For purposes of the provisions of this Award Certificate, terms used in the definition of a Change in Control shall be as defined or interpreted pursuant to Section 409A.

(d) *"Competitive Activity"* means:

(1) becoming, or entering into any arrangement as, an employee, officer, partner, member, proprietor, director, independent contractor, consultant, advisor, representative or agent of, or serving in any similar position or capacity with, a Competitor, where you will be responsible for providing, or managing or supervising others who are providing, services (x) that are similar or substantially related to the services that you provided to the Firm, or (y) that you had direct or indirect managerial or supervisory responsibility for at the Firm, or (z) that call for the application of the same or similar specialized knowledge or skills as those utilized by you in your services for the Firm, in each such case, at any time during the year preceding the termination of your employment with the Firm; or

(2) either alone or in concert with others, forming, or acquiring a 5% or greater equity ownership, voting interest or profit participation in, a Competitor.

(e) *"Competitor"* means any corporation, partnership or other entity that competes, or that owns a significant interest in any corporation, partnership or other entity that competes, with any business activity the Firm engages in, or that you reasonably knew or should have known that the Firm was planning to engage in, at the time of the termination of your Employment.

(f) ***"Confidential and Proprietary Information"*** means any information that is classified as confidential in the Firm's Global Policy on Confidential Information or that may have intrinsic value to the Firm, the Firm's clients or other parties with which the Firm has a relationship, or that may provide the Firm with a competitive advantage, including, without limitation, any trade secrets; inventions (whether or not patentable); formulas; flow charts; computer programs; access codes or other systems information; algorithms; technology and business processes; business, product or marketing plans; sales and other forecasts; financial information; client lists or other intellectual property; information relating to compensation and benefits; and public information that becomes proprietary as a result of the Firm's compilation of that information for use in its business, *provided* that such Confidential and Proprietary Information does not include any information which is available for use by the general public or is generally available for use within the relevant business or industry other than as a result of your action. Confidential and Proprietary Information may be in any medium or form, including, without limitation, physical documents, computer files or discs, electronic communications, videotapes, audiotapes, and oral communications.

(g) ***"Date of the Award"*** means [insert grant date, which typically will coincide approximately with the end of the fiscal year in respect of which the award is made].

(h) ***"Disability"*** means any condition that would qualify for a benefit under any group long-term disability plan maintained by the Firm and applicable to you.

(i) ***"Employed"*** and ***"Employment"*** refer to employment with the Firm and/or Related Employment.

(j) The ***"Firm"*** means Morgan Stanley (including any successor thereto) together with its subsidiaries and affiliates. For purposes of the definitions of "Cause," "Confidential and Proprietary Information," "Unauthorized Comments" and "Wrongful Solicitation" set forth in this Award Certificate and Section 9(c)(2)(vi) of this Award Certificate, references to the "Firm" shall refer severally to the Firm as defined in the preceding sentence and your Related Employer, if any. For purposes of the cancellation provisions set forth in this Award Certificate relating to disclosure or use of Confidential and Proprietary Information, references to the "Firm" shall refer to the Firm as defined in the second preceding sentence or your Related Employer, as applicable.

(k) ***"First Scheduled Distribution Date"*** means [second anniversary of February 2 following the Date of the Award].

(l) ***"First Scheduled Vesting Date"*** means [second anniversary of February 2 following the Date of the Award].

(m) ***"Full Career Retirement"*** means the termination of your Employment by you or by the Firm for any reason other than under circumstances involving any cancellation event described in Section 9(c), and other than due to your death or Disability, a Governmental Service Termination or pursuant to a Qualifying Termination, on or after the date on which:

(1) you have attained age 50 and completed at least 12 years of service as a [ ][4] of the Firm or equivalent officer title; or

[4] Specified officer title(s) in one or more specified business units.

(2) you have attained age 50 and completed at least 15 years of service as an officer of the Firm at the level of [ ][5] or above; or

(3) you have completed at least 20 years of service with the Firm; or

(4) you have attained age 55 and have completed at least 5 years of service with the Firm and the sum of your age and years of service equals or exceeds 65.[6]

For the purposes of the foregoing definition, service with the Firm will include any period of service with the following entities and any of their predecessors:

(i) AB Asesores (*"ABS"*) prior to its acquisition by the Firm (*provided* that only years of service as a partner of ABS shall count towards years of service as an officer);

(ii) Morgan Stanley Group Inc. and its subsidiaries (*"MS Group"*) prior to the merger with and into Dean Witter, Discover & Co.;

(iii) Miller Anderson & Sherrerd, L.L.P. prior to its acquisition by MS Group;

(iv) Van Kampen Investments Inc. and its subsidiaries prior to its acquisition by MS Group;

(v) FrontPoint Partners LLC and its subsidiaries prior to its acquisition by the Firm; and

(vi) Dean Witter, Discover & Co. and its subsidiaries (*"DWD"*) prior to the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co.;

provided that, in the case of an employee who has transferred employment from DWD to MS Group or vice versa, a former employee of DWD will receive credit for employment with DWD only if he or she transferred directly from DWD to Morgan Stanley & Co. Incorporated or its affiliates subsequent to February 5, 1997, and a former employee of MS Group will receive credit for employment with MS Group only if he or she transferred directly from MS Group to Morgan Stanley DW Inc. or its affiliates subsequent to February 5, 1997.

---

[5] Specified officer title(s) in one or more specified business units.

[6] Age and service conditions specified in clauses (1) through (4) may vary from year to year.

(n) *"Governmental Employer"* means a governmental department or agency, self-regulatory agency or other public service employer.

(o) *"Governmental Service Termination"* means the termination of your Employment due to your commencement of employment at a Governmental Employer; *provided* that you have presented the Firm with satisfactory evidence demonstrating that as a result of such new employment, the divestiture of your continued interest in your Applicable Account Value is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

(p) *"Internal Revenue Code"* means the United States Internal Revenue Code of 1986, as amended, and the rules, regulations and guidance thereunder.

(q) *"Legal Requirement"* means any law, regulation, ruling, judicial decision, accounting standard, regulatory guidance or other legal requirement.

(r) *"Management Committee"* means the Morgan Stanley Management Committee and any successor or equivalent committee.

(s) *"Qualifying Termination"* means your Separation from Service within eighteen (18) months following a Change in Control under either of the following circumstances: (a) the Firm terminates your employment under circumstances not involving any cancellation event; or (b) you resign from the Firm due to (i) a materially adverse alteration in your position or in the nature or status of your responsibilities from those in effect immediately prior to the Change in Control, as determined by the Administrator, or (ii) the Firm requiring your principal place of employment to be located more than 75 miles from the location where you were principally employed at the time of the Change in Control (except for required travel on the Firm's business to an extent substantially consistent with your business travel obligations in the ordinary course of business prior to the Change in Control).

(t) *"Related Employment"* means your employment with an employer other than the Firm (such employer, herein referred to as a *"Related Employer"*), *provided* that: (i) you undertake such employment at the written request or with the written consent of Morgan Stanley's Global Co-Head of Human Resources (or if such position no longer exists, the holder of an equivalent position); (ii) immediately prior to undertaking such employment you were an employee of the Firm or were engaged in Related Employment (as defined herein); and (iii) such employment is recognized by the Firm in its discretion as Related Employment; and, *provided further* that the Firm may (1) determine at any time in its sole discretion that employment that was recognized by the Firm as Related Employment no longer qualifies as Related Employment, and (2) condition the designation and benefits of Related Employment on such terms and conditions as the Firm may determine in its sole discretion. The designation of employment as Related Employment does not give rise to an employment relationship between you and the Firm, or otherwise modify your and the Firm's respective rights and obligations.

(u) *"Scheduled Distribution Date"* means the First Scheduled Distribution Date and/or the Second Scheduled Distribution Date, as the context requires.

(v) *"Scheduled Vesting Date"* means the First Scheduled Vesting Date and/or the Second Scheduled Vesting Date, as the context requires.

(w) *"Second Scheduled Distribution Date"* means [third anniversary of February 2 following the Date of the Award].

(x) *"Second Scheduled Vesting Date"* means [third anniversary of February 2 following the Date of the Award].

(y) *"Section 409A"* means Section 409A of the Internal Revenue Code and any regulations thereunder.

(z) *"Separation from Service"* means a separation from service with the Firm for purposes of Section 409A determined using the default provisions set forth in Treasury Regulation §1.409A-1(h) or any successor regulation thereto. For purposes of this definition, Morgan Stanley's subsidiaries and affiliates include (and are limited to) any corporation that is in the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as Morgan Stanley and any trade or business that is under common control with Morgan Stanley (within the meaning of Section 414(c) of the Internal Revenue Code), determined in each case in accordance with the default provisions set forth in Treasury Regulation §1.409A-1(h)(3).

(aa) You will be deemed to have made *"Unauthorized Comments"* about the Firm if, while Employed or following the termination of your Employment, you make, directly or indirectly, any negative, derogatory, disparaging or defamatory comment, whether written, oral or in electronic format, to any reporter, author, producer or similar person or entity or to any general public media in any form (including, without limitation, books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other medium) that concerns directly or indirectly the Firm, its business or operations, or any of its current or former agents, employees, officers, directors, customers or clients.

(bb) A *"Wrongful Solicitation"* occurs upon either of the following events:

(1) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 180 days after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you hire or solicit, recruit, induce, entice, influence or encourage any Firm employee to leave the Firm or become hired or engaged by another firm; *provided, however,* that this clause shall apply only to employees with whom you worked or had professional or business contact, or who worked in or with your business unit, during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment; or

(2) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 90 days (180 days if you are a member of the Management Committee at the time of notice of termination)

after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you solicit or entice away or in any manner attempt to persuade any client or customer, or prospective client or customer, of the Firm (i) to discontinue or diminish his, her or its relationship or prospective relationship with the Firm or (ii) to otherwise provide his, her or its business to any person, corporation, partnership or other business entity which engages in any line of business in which the Firm is engaged (other than the Firm); *provided, however*, that this clause shall apply only to clients or customers, or prospective clients or customers, that you worked for on an actual or prospective project or assignment during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment.

IN WITNESS WHEREOF, Morgan Stanley has duly executed and delivered this Award Certificate as of the Date of the Award.

MORGAN STANLEY

/s/

[Name]
[Title]

Exhibit C

Form of Award for the Morgan Stanley Performance Stock Units

EX-10.6 7 dex106.htm FORM OF AWARD CERTIFICATE FOR PERFORMANCE STOCK UNITS

EXHIBIT 10.6

MORGAN STANLEY

2007 EQUITY INCENTIVE COMPENSATION PLAN

AWARD CERTIFICATE FOR

[YEAR] PERFORMANCE STOCK UNITS

Table of Contents for Award Certificate

MORGAN STANLEY

[YEAR]

DISCRETIONARY RETENTION AWARDS
AWARD CERTIFICATE FOR PERFORMANCE STOCK UNITS

Morgan Stanley has awarded you performance stock units (PSUs) as part of your discretionary long-term incentive compensation for services provided during [year] and as an incentive for you to remain in Employment and provide services to the Firm. This Award Certificate sets forth the general terms and conditions of your [year] performance stock unit award. The number of PSUs in your Target Award has been communicated to you independently.

If you are employed outside the United States, you will also receive an "***International Supplement***" that contains supplemental terms and conditions for your [year] PSU award. You should read this Award Certificate in conjunction with the International Supplement, if applicable, in order to understand the terms and conditions of your performance stock unit award.

Your PSU award is made pursuant to the Plan. References to "performance stock units" or "PSUs" (which terms are used interchangeably) in this Award Certificate mean only those performance stock units included in your [year] PSU award, and the terms and conditions herein apply only to such award. If you receive any other award under the Plan or another equity compensation plan, it will be governed by the terms and conditions of the applicable award documentation, which may be different from those herein.

The purpose of your PSU award is, among other things, to align your interests with the interests of the Firm and Morgan Stanley's stockholders, to reward you for your continued Employment and service to the Firm in the future and your compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. In view of these purposes, the number of PSUs that you earn will depend on the Company's performance during the Performance Period. Moreover, you will earn PSUs included in your [year] PSU award only if you (1) remain in continuous Employment through the Scheduled Vesting Date (subject to limited exceptions set forth below), (2) do not engage in any activity that is a cancellation event set forth in Section 11(c) below *and* (3) satisfy obligations you owe to the Firm as set forth in Section 13 below. Even if your PSUs have vested, you will have no right to your award if a cancellation event occurs under the circumstances set forth in Section 11(c) below. As Morgan Stanley deems appropriate, Morgan Stanley will require you to provide a written certification or other evidence, from time to time in its sole discretion, to confirm that no cancellation event has occurred, including upon a termination of Employment and/or during a specified period of time prior to each Scheduled Conversion Date. If you fail to timely provide any required certification or other evidence, Morgan Stanley will cancel your award. It is your responsibility to provide the Executive Compensation Department with your up-to-date contact information.

Capitalized terms used in this Award Certificate that are not defined in the text have the meanings set forth in Section 23 below. Capitalized terms used in this Award Certificate that are not defined in the text or in Section 23 below have the meanings set forth in the Plan.

1. Performance stock units generally.

Each PSU corresponds to one share of Morgan Stanley common stock. A PSU constitutes a contingent and unsecured promise of Morgan Stanley to pay you one share of Morgan Stanley common stock on the conversion date for the PSU. As the holder of PSUs, you have only the rights of a general unsecured creditor of Morgan Stanley. You will not be a stockholder with respect to the shares of Morgan Stanley common stock corresponding to your PSUs unless and until your PSUs convert to shares.

2. Performance measures.

The portion, if any, of your Target Award that you earn will be based on Morgan Stanley performance against the performance measures set forth in this Section 2 and the other terms and conditions of this Award Certificate, and may vary from zero to two times the number of PSUs included in your Target Award.

(a) ***Average Morgan Stanley ROE.*** One-half of your Target Award will be earned based on MS Average ROE. The number of PSUs that you earn based on MS Average ROE (subject to vesting and the other terms and conditions of your award) will be determined by multiplying the number of PSUs representing one-half of the Target Award by a multiplier determined as follows:

- If MS Average ROE is less than 7.5%, the multiplier will be zero
- If MS Average ROE is 7.5%, the multiplier will be .25
- If MS Average ROE is 12.0%, the multiplier will be 1.00
- If MS Average ROE is 18.0% or more, the multiplier will be 2.00

If MS Average ROE is between two thresholds, then the multiplier will be obtained by straight-line interpolation between the two thresholds. For example, if MS Average ROE is 15%, the multiplier will be 1.50. If MS Average ROE is less than 7.5%, you will not earn any PSUs as a result of the MS Average ROE measure, and one-half of your [year] PSU award will be canceled.

(b) ***Relative Total Shareholder Return.*** One-half of your Target Award will be earned based on Morgan Stanley's Total Shareholder Return as compared to the Total Shareholder Return of each member of the Comparison Group. The number of PSUs that you earn based on Morgan Stanley's TSR as compared to each member the Comparison Group's

TSR (subject to vesting and the other terms and conditions of your award) will be determined by multiplying the number of PSUs representing one-half of your Target Award by a multiplier determined in accordance with the following performance grid:

MS TSR Rank	Multiplier
1	2.00
2	1.75
3	1.50
4	1.25
5	1.00
6	0.75
7	0.50
8	0.25
9	0.00
10	0.00

In the event that any member of the Comparison Group is involved in any event that results in such member ceasing to be traded on a national exchange at any time during the Performance Period or in the event that the Committee determines, in its sole discretion, that a change in circumstances of a member of the Comparison Group during the Performance Period would cause the inclusion of such entity in the Comparison Group to no longer be appropriate, then, in each case, such entity shall be removed as a member of the Comparison Group and the performance grid described above relating to the relative TSR performance goal will be adjusted based on the number of companies remaining in the Comparison Group, with a rank of "1" resulting in a multiplier of 2 and the "last" rank resulting in a multiplier of 0; *provided* that, in the event all but one member of the Comparison Group are removed, then the performance grid will be adjusted such that a rank of first results in a multiplier of 1 and a rank of last results in a multiplier of 0; *provided, further*, in the event all members of the Comparison Group are removed, then the performance grid will be adjusted such that the multiplier will be 1. The multiplier for the ranks in between first and last will be determined based on straight-line interpolation.

(c) *Adjustments.* If an event occurs with respect to Morgan Stanley or any member of the Comparison Group that renders, in the sole determination of the Committee, any of the performance measures set forth in Section 2(a) or Section 2(b) to no longer be appropriate, then the Committee may adjust such measures, as it deems appropriate in its sole discretion, to carry out the intent of the original terms of this award.

3. <u>Vesting and conversion</u>.

(a) *Vesting schedule.* Except as otherwise provided in this Award Certificate, you will vest in any PSUs that are earned in accordance with Section 2 on the Scheduled Vesting Date.[1] Except as otherwise provided in this Award Certificate, PSUs will vest only if you

[1] The vesting schedule presented in this form of Award Certificate is indicative. The vesting schedule applicable to awards may vary.

continue to provide future services to the Firm by remaining in continuous Employment through the Scheduled Vesting Date and providing value added services to the Firm during this timeframe. The special vesting terms set forth in Sections 6, 7 and 8 of this Award Certificate apply (i) if your Employment terminates by reason of your death or Disability, (ii) upon your Full Career Retirement, (iii) if the Firm terminates your employment in an involuntary termination under the circumstances described in Section 7 or (iv) upon a Governmental Service Termination. Vested PSUs remain subject to the cancellation and withholding provisions set forth in this Award Certificate.

(b) ***Conversion.*** Except as otherwise provided in this Award Certificate, your PSUs, to the extent earned and vested, will convert to shares of Morgan Stanley common stock on the Scheduled Conversion Date, with any fractional shares to be distributed in cash.[2] The special conversion provisions set forth in Sections 6(a), 6(b) and 8 of this Award Certificate apply (i) if your Employment terminates by reason of your death or you die after termination of your Employment or (ii) upon your Governmental Service Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 8(b).

No PSUs will convert to shares of Morgan Stanley common stock until the Committee certifies the extent to which the performance criteria set forth in Section 2 have been satisfied.

The shares delivered upon conversion of PSUs pursuant to this Section 3(b) will not be subject to any transfer restrictions, other than those that may arise under the securities laws, the Firm's policies or Section 13 below, or to cancellation under the circumstances set forth in Section 11(c), but will be subject to clawback as set forth in Section 3(c).

(c) ***Clawback.*** In the event and to the extent the Committee reasonably determines that the performance certified by the Committee, and on the basis of which PSUs were converted to shares of Morgan Stanley common stock, was based on materially inaccurate financial statements or other performance metric criteria, you will be obligated to repay to the Firm:

(i) the number of shares that were delivered upon conversion of your PSUs, less the number of shares that would have been delivered had your PSUs converted to shares based on accurate financial statements or other performance metric criteria (such number of shares determined in each case by the Committee and before satisfaction of tax or other withholding obligations pursuant to Section 12) (the "***Clawback Shares***"); *provided, however*, that to the extent that any of the Clawback Shares have been transferred, you shall repay to the Firm an amount equal to the number of Clawback Shares so transferred multiplied by the fair market value, determined using a valuation methodology established by Morgan Stanley, of Morgan Stanley common stock on the date your PSUs converted to shares of Morgan Stanley common stock; plus

[2] The conversion schedule presented in this form of Award Certificate is indicative. The conversion schedule applicable to awards may vary.

(ii) any dividend equivalents that were paid on the Clawback Shares when your PSUs converted to shares; plus

(iii) interest on the amounts described in the preceding clauses (i) and (ii) at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date of such conversion through the date preceding the repayment date.

(d) ***Accelerated conversion.*** Morgan Stanley shall have no right to accelerate the conversion of any of your PSUs or the payment of any of your dividend equivalents, except to the extent that such acceleration is not prohibited by Section 409A and would not result in your being required to recognize income for United States federal income tax purposes before your PSUs convert to shares of Morgan Stanley common stock or your dividend equivalents are paid or your incurring additional tax or interest under Section 409A. If any PSUs are converted to shares of Morgan Stanley common stock or any dividend equivalents are paid prior to the Scheduled Conversion Date pursuant to this Section 2(d), these shares or dividend equivalents may not be transferable and may remain subject to applicable vesting, cancellation and withholding provisions, as determined by Morgan Stanley.

(e) ***Rule of construction for timing of conversion.*** Whenever this Award Certificate provides for your PSUs to convert to shares, or your dividend equivalents to be paid, on the Scheduled Conversion Date or upon a different specified event or date, such conversion or payment will be considered to have been timely made, and neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages based on a delay in conversion of your PSUs (or delivery of Morgan Stanley shares following conversion) or payment of your dividend equivalents, as applicable, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate) in respect of any such delay, as long as conversion or payment, as applicable, is made by December 31 of the year in which occurs the Scheduled Conversion Date or such other specified event or date or, if later, by the 15th day of the third calendar month following such specified event or date. Similarly, neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate), based on any acceleration of the conversion of your PSUs or payment of your dividend equivalents pursuant to Section 3(d), as applicable.

4. <u>Special provision for certain employees</u>.

Notwithstanding the other provisions of this Award Certificate, if Morgan Stanley considers you to be one of its executive officers at the time provided for the conversion of your vested PSUs and determines that your compensation may not be fully deductible by virtue of Section 162(m) of the Internal Revenue Code, Morgan Stanley shall delay payment of the nondeductible portion of your compensation, including delaying, to the extent nondeductible, conversion of your vested PSUs and payment of the dividend equivalents, unless the Committee, in its sole discretion, determines not to delay such conversion and payment. This delay will continue until your Separation from Service or to the extent permitted under Section 409A, the end of the first earlier taxable year of the Firm as of the last day of which you are no longer an executive officer (subject to earlier conversion in the event of your death as described below).

5. Dividend equivalent payments.

If Morgan Stanley pays a regular or ordinary dividend on its common stock, you will be credited with cash dividend equivalents with respect to your PSU award in an amount equal to the amount of the dividend that would have been paid on a number of shares of Morgan Stanley common stock corresponding to your Target Award. Morgan Stanley will credit the dividend equivalents when it pays the corresponding dividend on its common stock. Your dividend equivalents will vest and be paid at the same time as, and subject to the same vesting and cancellation provisions set forth in this Award Certificate with respect to, your PSUs (provided that, subject to Section 3(e), the dividend equivalents may be paid following the date on which the PSUs convert to shares of Morgan Stanley common stock on the next administratively practicable payroll date). The amount of dividend equivalents paid to you will be based on the number of PSUs that actually convert to shares (and will be paid only if your PSUs convert to shares), *provided* that such dividend equivalents will be reduced to the extent that application of the performance measures set forth in Section 2 results in your earning less than the Target Award and will be increased to the extent that application of those performance measures results in your earning more than the Target Award. (For example, if you earn 80% of the Target Award based on the performance measures, 20% of the dividend equivalents credited in respect of regular or ordinary dividends will be canceled.) If your PSU award is subject to a pro rata reduction upon the termination of your Employment (as described below) and your award is to be paid on a date following such termination, the amount of dividend equivalents credited to you in respect of regular or ordinary dividends paid on Morgan Stanley common stock following your termination shall continue to be based on the number of shares of Morgan Stanley common stock corresponding to your Target Award, and the amount paid to you (subject to the other terms and conditions of this Award Certificate) shall be the amount calculated as provided above in this Section 5, in each case multiplied by the Pro Ration Fraction. If your PSU award is subject to a pro rata reduction upon the termination of your Employment and is paid out on such termination (as described below), the amount of dividend equivalents paid to you shall be calculated based on the number of shares of Morgan Stanley common stock corresponding to your Target Award (adjusted, if applicable, as provided in this Section 5) multiplied by the Pro Ration Fraction. In the event of a Change in Control, the Committee in its discretion may provide that any dividend equivalents credited in respect of your [year] PSU award following the Change in Control will be based on the number of shares of Morgan Stanley common stock earned as provided in Section 9 (rather than on the number of shares corresponding to your Target Award), it being understood that the amount of dividend equivalents actually paid to you on the Scheduled Conversion Date (or earlier as provided in this Award Certificate in the event of certain terminations of employment) will be calculated as provided in this Section 5.

Notwithstanding the foregoing, in the event your PSU award is canceled in full on or before the Scheduled Conversion Date, all dividend equivalents credited to you in respect of regular or ordinary dividends will be canceled.

The decision to pay a dividend and, if so, the amount of any such dividend, is determined by Morgan Stanley in its sole discretion. No dividend equivalents will be paid to you on any canceled PSUs.

6. Death, Disability and Full Career Retirement.

The following special earning, vesting and payment terms apply to your PSUs:

(a) ***Death during Employment.*** If you die while Employed, then the number of PSUs that will vest, and the number of shares of Morgan Stanley common stock the beneficiary you have designated pursuant to Section 15 or the legal representative of your estate, as applicable, will receive as of the date of your death, will be determined by multiplying (i) the number of shares earned based on the performance measures set forth in Section 2 but applied as though the Performance Period ended with the last Morgan Stanley quarter ending simultaneously with or before the date of your death, for which earnings information for Morgan Stanley has been released as of the date of your death, by (ii) the Pro Ration Fraction, provided that your beneficiary or estate notifies the Firm of your death within 60 days following your death; *provided that* if your death occurs following the end of the Performance Period, then your beneficiary or estate, as applicable, will receive shares (if any) in an amount and at such time that you would have received such shares had your death not occurred. For example, if your death occurs following the end of Morgan Stanley's third quarter (but prior to the end of the fourth quarter) and earnings information has not been released by Morgan Stanley for such quarter, the performance measures will be applied as though the Performance Period ended with Morgan Stanley's second quarter (provided Morgan Stanley has released earning information for such quarter).

After your death, the cancellation provisions set forth in Section 11(c) will no longer apply. The shares delivered upon conversion of PSUs pursuant to this Section 6(a) will not be subject to any transfer restrictions (other than those that may arise under the securities laws or the Firm's policies) but will be subject to clawback as set forth in Section 3(c).

(b) ***Death after termination of Employment.*** If you die following your termination of Employment as a result of your Disability, Full Career Retirement or an involuntary termination not involving any cancellation event and your [year] PSU award was not canceled in connection with your termination or thereafter, then the number of PSUs that will vest, and the number of shares of Morgan Stanley common stock the beneficiary you have designated pursuant to Section 15 or the legal representative of your estate, as applicable, will receive as of the date of your death, will be determined by multiplying (i) the number of shares that would have been delivered to you based on applying the performance measures set forth in Section 2 as though the Performance Period ended with the last Morgan Stanley quarter ending simultaneously with or before the date of your death for which earnings information for Morgan Stanley has been released as of the date of your death, by (ii) the Pro Ration Fraction determined upon your termination of Employment, provided that your beneficiary or estate notifies the Firm of your death within 60 days following your death; *provided that* if your death occurs following the end of the Performance Period, then your beneficiary or estate, as applicable, will receive shares (if any) in an amount and at such time that you would have received such shares had your death not occurred.

After your death, the cancellation provisions set forth in Section 11(c) will no longer apply. The shares delivered upon conversion of PSUs pursuant to this Section 6(b) will not be subject to any transfer restrictions (other than those that may arise under the securities laws or the Firm's policies) but will be subject to clawback as set forth in Section 3(c).

(c) ***Disability.*** If your Employment terminates due to Disability, then, subject to any transfer restrictions and the cancellation provisions described herein, you will vest in a number of PSUs, and receive a number of shares of Morgan Stanley common stock on the Scheduled Conversion Date, determined by multiplying (i) the number of shares that would have been delivered to you, based on the performance measures described in Section 2, had you remained in Employment through the Scheduled Conversion Date, by (ii) the Pro Ration Fraction. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the Scheduled Conversion Date.

(d) ***Full Career Retirement.*** If your employment terminates in a termination that satisfies the definition of Full Career Retirement, then, subject to any transfer restrictions and the cancellation provisions described herein, you will vest in a number of PSUs, and receive a number of shares of Morgan Stanley common stock on the Scheduled Conversion Date, equal to (A) if your Full Career Retirement termination occurs on or before [first anniversary of June 30 following the Date of the Award], the amount determined by multiplying (i) the number of shares that would have been delivered to you, based on the performance measures set forth in Section 2, had you remained in Employment through the Scheduled Conversion Date, by (ii) the Pro Ration Fraction and (B) if your Full Career Retirement termination occurs following [first anniversary of June 30 following the Date of the Award], the number of shares that would have been delivered to you, based on the performance measures set forth in Section 2, had you remained in Employment through the Scheduled Conversion Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the Scheduled Conversion Date.

7. <u>Involuntary termination by the Firm</u>.

If the Firm terminates your employment under circumstances not involving any cancellation event set forth in Section
11(c) and you sign an agreement and release satisfactory to the Firm, then, subject to any transfer restrictions and the cancellation provisions described herein, you will vest in a number of PSUs, and receive a number of shares of Morgan Stanley common stock on the Scheduled Conversion Date, determined by multiplying (i) the number of shares that would have been delivered to you, based on the performance measures set forth in Section 2, had you remained in Employment through the Scheduled Conversion Date, by (ii) the Pro Ration Fraction. If you do not sign such an agreement and release satisfactory to the Firm within the timeframe set by the Firm in connection with your involuntary termination as described in this Section 7, any PSUs that were unvested immediately prior to your termination shall be canceled. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the Scheduled Conversion Date.

8. Governmental Service.

(a) ***General treatment of awards upon Governmental Service Termination.*** If your Employment terminates in a Governmental Service Termination and not involving a cancellation event set forth in Section 11(c), then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 8(c), you will vest in a number of PSUs, and receive as of the date of your Governmental Service Termination a number of shares of Morgan Stanley common stock, determined by multiplying (i) the number of shares earned based on the performance measures set forth in Section 2 but applied as though the Performance Period ended with the last Morgan Stanley quarter ending simultaneously with or before the effective date of your Governmental Service Termination, for which earnings information for Morgan Stanley has been released as of the date of your Governmental Service Termination, by (ii) the Pro Ration Fraction.

(b) ***General treatment of vested awards upon acceptance of employment at a Governmental Employer following termination of Employment.*** If (i) your Employment terminates other than in a Governmental Service Termination and not involving a cancellation event set forth in Section 11(c), (ii) your [year] PSU award was not canceled in connection with your termination or thereafter, (iii) following your termination of Employment, you accept employment with a Governmental Employer, and (iv) you present the Firm with satisfactory evidence demonstrating that as a result of such employment the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer, then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 8(c), you will receive, upon your commencement of employment with such Governmental Employer, the number of shares determined by multiplying (x) the number of shares of Morgan Stanley common stock earned based on the performance measures set forth in Section 2 but applied as though the Performance Period ended with the last Morgan Stanley quarter ending simultaneously with or before your acceptance of employment at a Governmental Employer, for which earnings information for Morgan Stanley has been released as of such date, by (y) the Pro Ration Fraction.

(c) ***Repayment obligation.*** Shares delivered upon conversion of PSUs pursuant to Section 8(a) or 8(b) will not be subject to any transfer restrictions (other than those that may arise under the securities laws or the Firm's policies) but will be subject to clawback as set forth in Section 3(c). Moreover, if you engage in any activity constituting a cancellation event set forth in Section
11(c) within the applicable period of time that would have resulted in cancellation of all or a portion of your PSUs had they not converted to shares pursuant to Section 8(a) or 8(b), you will be required to pay to Morgan Stanley an amount equal to:

(i) the number of PSUs that would have been canceled upon the occurrence of such cancellation event multiplied by the fair market value, determined using a valuation methodology established by Morgan Stanley, of Morgan Stanley common stock on the date your PSUs converted to shares of Morgan Stanley common stock; plus

(ii) any dividend equivalents that were paid to you on the number of PSUs described in the foregoing clause (i) when your PSUs converted to shares pursuant to Section 8(a) or 8(b); plus

(iii) interest on the amounts described in the preceding clauses (i) and (ii) at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date of such conversion through the date preceding the payment date.

9. Change in Control.

In the event of a Change in Control, you will receive on the Scheduled Conversion Date (subject to earlier payment as described in Section 6 upon death and in Section 8 in connection with "Governmental Service" and subject to any transfer restrictions and the cancellation provisions set forth herein) the number of shares earned based on the performance measures in Section 2 but applied as though the Performance Period ended with the last quarter of Morgan Stanley ending simultaneously with or before the effective date of the Change in Control; *provided, however*, that no such payment shall be made if your Employment terminates following the Change in Control, but prior to the Scheduled Vesting Date, for any reason other than for death, Disability, Full Career Retirement, Governmental Service Termination or an involuntary termination not involving any cancellation event. For the avoidance of doubt, following a Change in Control, the provisions of this Award Certificate setting forth the consequences of a termination of employment shall continue to apply (including all provisions governing the timing of payment), except that whenever this Award Certificate provides for you to receive upon or following a termination of employment a number of shares determined by applying the Pro Ration Fraction, the Pro Ration Fraction shall be applied to the number of shares calculated pursuant to the immediately preceding sentence (e.g., applying the performance measures described herein as though the Performance Period ended with the last quarter of Morgan Stanley ending simultaneously with or before the effective date of the Change in Control).

10. Specified employees.

Notwithstanding any other terms of this Award Certificate, if Morgan Stanley considers you to be one of its "specified employees" as defined in Section 409A at the time of your Separation from Service, any conversion of your PSUs and payment of your accrued dividend equivalents that otherwise would occur upon your Separation from Service (including, without limitation, PSUs whose conversion was delayed due to Section 162(m) of the Internal Revenue Code, as provided in Section 4) will be delayed until the first business day following the date that is six months after your Separation from Service; *provided, however*, that in the event that your death, your Governmental Service Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 8(b) occurs at any time after the Date of the Award, conversion and payment will be made in accordance with Section 6 or 8, as applicable.

11. **Cancellation of awards under certain circumstances.**

(a) ***Cancellation of unvested awards.*** Your unvested PSUs, including any dividend equivalents credited on your PSUs, will be canceled if your Employment terminates for any reason other than death, Disability, a Full Career Retirement, an involuntary termination by the Firm described in Section 7 or a Governmental Service Termination.

(b) ***General treatment of vested awards.*** Except as otherwise provided in this Award Certificate, your PSUs, to the extent earned and vested, including any dividend equivalents credited on your PSUs, will convert to shares of Morgan Stanley common stock or be paid, as applicable, on the Scheduled Conversion Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the Scheduled Conversion Date.

(c) ***Cancellation of awards under certain circumstances.*** The cancellation events set forth in this Section 11(c) are designed, among other things, to incentivize compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. This Section 11(c) shall apply notwithstanding any other terms of this Award Certificate (except where sections in this Award Certificate specifically provide that the cancellation events set forth in this Section 11(c) no longer apply).

Notwithstanding Morgan Stanley's performance based on the measures set forth in Section 2 or your satisfaction of the vesting conditions of this Award Certificate, PSUs (and any dividend equivalents credited thereon) are not earned until the Scheduled Conversion Date (and until you satisfy all obligations you owe to the Firm as set forth in Section 13 below) and, unless prohibited by applicable law, will be canceled prior to the Scheduled Conversion Date in any of the circumstances set forth below in Section
11(c)(1) or (2). Although you will become the beneficial owner of shares of Morgan Stanley common stock following conversion of your PSUs, the Firm may retain custody of your shares following conversion of your PSUs (and any dividend equivalents credited thereon) pending any investigation or other review that impacts the determination as to whether the PSUs (and any dividend equivalents credited thereon) are cancellable under the circumstances set forth below and, in such an instance, the shares underlying such PSUs (and any dividend equivalents credited thereon) shall be forfeited in the event the Firm determines that the PSUs were cancellable under the circumstances set forth below.

(1) Competitive Activity. If you resign Employment and engage in Competitive Activity prior to the Scheduled Conversion Date, your [year] PSU award, whether or not vested and irrespective of Morgan Stanley's performance based on the measures set forth in Section 2, including any dividend equivalents credited on your PSUs, will be canceled immediately, subject to applicable law.[3]

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[3] *Provided* that, for the Chief Executive Officer only, this provision only applies if such termination is not a termination for Good Reason. For these purposes, Good Reason is defined as a resignation following: (i) his removal from the position of Chief Executive Officer of Morgan Stanley; (ii) his failure to be elected or reelected to the Board of Directors of Morgan Stanley; (iii) a change in his reporting relationship such that he is no longer reporting directly and solely to the Board of Directors of Morgan Stanley; (iv) a material diminution of his duties and responsibilities as the Chief Executive Officer of Morgan Stanley that is not agreed by the parties or the assignment to him of duties materially inconsistent with his position, duties or responsibilities, or any other material action by Morgan Stanley which is materially inconsistent or materially reduces his position, duties or responsibilities; (v) any material breach by Morgan Stanley of its material obligations to provide payments or benefits as required in his offer letter; or (vi) Morgan Stanley's requiring his principal office to be based at any office or location other than the office or location designated as Morgan Stanley's principal executive offices.

Notwithstanding the foregoing, he will not be deemed to have resigned for Good Reason unless (i) he has given the Chairman of the Board written notification of his intention to do so, describing the factual basis for "Good Reason" and (ii) the event giving rise to "Good Reason" is not cured by Morgan Stanley within 30 business days after the Chairman of the Board's receipt of the notice.

(2) **Other Events**. If any of the following events occur at any time before the Scheduled Conversion Date, your [year] PSU award, whether or not vested and irrespective of Morgan Stanley's performance based on the measures set forth in Section 2, including any dividend equivalents credited on your PSUs, will be canceled immediately, subject to applicable law:

(i) Your Employment is terminated for Cause or you engage in conduct constituting Cause (either during or following Employment and whether or not your Employment has been terminated as of the Scheduled Conversion Date);

(ii) Following the termination of your Employment, the Firm determines that your Employment could have been terminated for Cause (for these purposes, "Cause" will be determined without giving consideration to any "cure" period included in the definition of "Cause");

(iii) You disclose Confidential and Proprietary Information to any unauthorized person outside the Firm, or use or attempt to use Confidential and Proprietary Information other than in connection with the business of the Firm; or you fail to comply with your obligations (either during or after your Employment) under the Firm's Code of Conduct (and any applicable supplements) or otherwise existing between you and the Firm, relating to Confidential and Proprietary Information or an assignment, procurement or enforcement of rights in Confidential and Proprietary Information;

(iv) You engage in a Wrongful Solicitation;

(v) You make any Unauthorized Comments;

(vi) You fail or refuse, following your termination of Employment, to cooperate with or assist the Firm in a timely manner in connection with any investigation, regulatory matter, lawsuit or arbitration in which the Firm is a subject, target or party and as to which you may have pertinent information; or

(vii) You resign from your employment with the Firm without having provided the Firm prior written notice of your resignation at least:

(A) 180 days before the date on which your employment with the Firm terminates if you are a member of the Management Committee at the time of notice of your resignation; and

(B) 90 days before the date on which your employment with the Firm terminates if clause (A) of this Section 11(c)(2)(vii) does not apply to you at the time of notice of your resignation.

12. Tax and other withholding obligations.

Any vesting, whether on a Scheduled Vesting Date or some other date, of your PSU award (including dividend equivalents that have been credited in respect of your PSUs), and any conversion of PSUs or crediting or payment of dividend equivalents, shall be subject to the Firm's withholding of all required United States federal, state, local and foreign income and employment/payroll taxes (including Federal Insurance Contributions Act taxes). You authorize the Firm to withhold such taxes from any payroll or other payment or compensation to you, including by canceling or accelerating payment of a portion of this award (including any dividend equivalents that have been credited on your PSUs) in an amount not to exceed such taxes imposed upon such vesting, conversion, crediting or payment and any additional taxes imposed as a result of such cancellation or acceleration, and to take such other action as the Firm may deem advisable to enable it and you to satisfy obligations for the payment of withholding taxes and other tax obligations, assessments, or other governmental charges, whether of the United States or any other jurisdiction, relating to the vesting or conversion of your PSUs or the crediting or payment of dividend equivalents. However, the Firm may not deduct or withhold such sum from any payroll or any other payment or compensation (including from your PSU award), except to the extent it is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes before your PSUs convert to shares of Morgan Stanley common stock or to incur interest or additional tax under Section 409A.

Pursuant to rules and procedures that Morgan Stanley establishes, you may elect to satisfy the tax or other withholding obligations arising upon conversion of your PSUs by having Morgan Stanley withhold shares of Morgan Stanley common stock in an amount sufficient to satisfy the tax or other withholding obligations. Shares withheld will be valued using the fair market value of Morgan Stanley common stock on the date your PSUs convert (or such other appropriate date determined by Morgan Stanley based on local legal, tax or accounting rules and practices) using a valuation methodology established by Morgan Stanley. In order to comply with applicable accounting standards or the Firm's policies in effect from time to time, Morgan Stanley may limit the amount of shares that you may have withheld.

13. Obligations you owe to the Firm.

As a condition to the earning, payment, conversion or distribution of your award, the Firm may require you to pay such sum to the Firm as may be necessary to satisfy any obligation that you owe to the Firm. Notwithstanding any other provision of this Award Certificate, your award, even if vested or converted, is not earned until after such obligations and any tax withholdings or other deductions required by law are satisfied. Notwithstanding the foregoing, Morgan Stanley may not reduce the number of shares to be delivered upon conversion of your PSUs or the amount of dividend equivalents to be paid in respect of your award or delay the payment of your award to satisfy obligations that you owe to the Firm except (i) to the extent authorized under Section 11, relating to tax and other withholding obligations or (ii) to the extent such reduction or delay is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes before your PSUs convert to shares of Morgan Stanley common stock or to incur additional tax or interest under Section 409A.

Morgan Stanley's determination of any amount that you owe the Firm shall be conclusive. The fair market value of Morgan Stanley common stock for purposes of the foregoing provisions shall be determined using a valuation methodology established by Morgan Stanley.

14. Nontransferability.

You may not sell, pledge, hypothecate, assign or otherwise transfer your award, other than as provided in Section 15 (which allows you to designate a beneficiary or beneficiaries in the event of your death) or by will or the laws of descent and distribution. This prohibition includes any assignment or other transfer that purports to occur by operation of law or otherwise. During your lifetime, payments relating to your award will be made only to you.

Your personal representatives, heirs, legatees, beneficiaries, successors and assigns, and those of Morgan Stanley, shall all be bound by, and shall benefit from, the terms and conditions of your award.

15. Designation of a beneficiary.

You may make a written designation of beneficiary or beneficiaries to receive all or part of your award to be delivered or paid under this Award Certificate in the event of your death. To make a beneficiary designation, you must complete and submit the Beneficiary Designation form on the Executive Compensation website at [website redacted].

Any shares or dividend equivalents that become deliverable upon your death, and as to which a designation of beneficiary is not in effect, will be distributed to your estate.

If you previously filed a designation of beneficiary form for your equity awards with the Executive Compensation Department, such form will also apply to all of your equity awards, including this award. You may replace or revoke your beneficiary designation at any time. If there is any question as to the legal right of any beneficiary to receive shares or payments under this award, Morgan Stanley may determine in its sole discretion to deliver the shares or make the payments in question to your estate. Morgan Stanley's determination shall be binding and conclusive on all persons and it will have no further liability to anyone with respect to this award.

16. Ownership and possession.

(a) ***Before conversion.*** Generally, you will not have any rights as a stockholder in the shares of Morgan Stanley common stock corresponding to your [year] PSU award unless and until your PSUs convert to shares. Without limiting the generality of the preceding sentence, you will not have any voting rights with respect to shares corresponding to your PSU award until PSUs convert to shares.

(b) ***Following conversion.*** Subject to Section 11(c), following conversion of your PSUs you will be the beneficial owner of the shares of Morgan Stanley common stock issued to you, and you will be entitled to all rights of ownership, including voting rights and the right to receive cash or stock dividends or other distributions paid on the shares.

(c) ***Custody of shares.*** Morgan Stanley may maintain possession of the shares subject to your award until such time as your shares are no longer subject to restrictions on transfer.

17. Securities law compliance matters.

Morgan Stanley may affix a legend to any stock certificates representing shares of Morgan Stanley common stock issued upon conversion of your PSUs (and any stock certificates that may subsequently be issued in substitution for the original certificates). The legend will read substantially as follows:

THE SHARES REPRESENTED BY THIS STOCK CERTIFICATE WERE ISSUED PURSUANT TO THE MORGAN STANLEY 2007 EQUITY INCENTIVE COMPENSATION PLAN AND ARE SUBJECT TO THE TERMS AND CONDITIONS THEREOF AND OF AN AWARD CERTIFICATE FOR PERFORMANCE STOCK UNITS AND ANY SUPPLEMENT THERETO.

THE SECURITIES REPRESENTED BY THIS STOCK CERTIFICATE MAY BE SUBJECT TO RESTRICTIONS ON TRANSFER BY VIRTUE OF THE SECURITIES ACT OF 1933.

COPIES OF THE PLAN, THE AWARD CERTIFICATE FOR PERFORMANCE STOCK UNITS AND ANY SUPPLEMENT THERETO ARE AVAILABLE THROUGH THE EXECUTIVE COMPENSATION DEPARTMENT.

Morgan Stanley may advise the transfer agent to place a stop order against such shares if it determines that such an order is necessary or advisable.

18. Compliance with laws and regulation.

Any sale, assignment, transfer, pledge, mortgage, encumbrance or other disposition of shares issued upon conversion of your PSUs (whether directly or indirectly, whether or not for value, and whether or not voluntary) must be made in compliance with any applicable constitution, rule, regulation or policy of any of the exchanges or associations or other institutions with which the Firm or a Related Employer has membership or other privileges, and any applicable law or applicable rule or regulation of any governmental agency, self-regulatory organization or state or federal regulatory body.

19. No entitlements.

(a) *No right to continued Employment.* This award is not an employment agreement, and nothing in this Award Certificate, the International Supplement, if applicable, or the Plan shall alter your status as an "at-will" employee of the Firm or your employment status at a Related Employer. None of this Award Certificate, the International Supplement, if applicable, or the Plan shall be construed as guaranteeing your employment by the Firm or a Related Employer, or as giving you any right to continue in the employ of the Firm or a Related Employer, during any period (including without limitation the period between the Date of the Award and any of the Scheduled Vesting Date, the Scheduled Conversion Date, or any portion of any of these periods), nor shall they be construed as giving you any right to be reemployed by the Firm or a Related Employer following any termination of Employment.

(b) *No right to future awards.* This award, and all other awards of PSUs and other equity-based awards, are discretionary. This award does not confer on you any right or entitlement to receive another award of PSUs or any other equity-based award at any time in the future or in respect of any future period.

(c) *No effect on future employment compensation.* Morgan Stanley has made this award to you in its sole discretion. This award does not confer on you any right or entitlement to receive compensation in any specific amount for any future fiscal year, and does not diminish in any way the Firm's discretion to determine the amount, if any, of your compensation. This award is not part of your base salary or wages and will not be taken into account in determining any other employment-related rights you may have, such as rights to pension or severance pay.

(d) *Award Terms Control.* In the event of any conflict between any terms applicable to equity awards in any employment agreement, offer letter or other arrangement that you have entered into with the Firm and the terms set forth in this Award Certificate, the latter shall control.

20. Consents under local law.

Your award is conditioned upon the making of all filings and the receipt of all consents or authorizations required to comply with, or required to be obtained under, applicable local law.

21. Award modification.

Morgan Stanley reserves the right to modify or amend unilaterally the terms and conditions of your award, without first asking your consent, or to waive any terms and conditions that operate in favor of Morgan Stanley. These amendments may include (but are not limited to) changes that Morgan Stanley considers necessary or advisable as a result of changes in any, or the adoption of any new, Legal Requirement. Morgan Stanley may not modify your award in a manner that would materially impair your rights in your award without your consent; *provided, however*, that Morgan Stanley may, but is not required to, without your consent, amend or modify your award in any manner that Morgan Stanley considers necessary or advisable to (i) comply with any Legal Requirement, (ii) ensure that your award does not result in an excise or other supplemental tax on the Firm under any Legal Requirement, or (iii) ensure that your award is not subject to United States federal, state or local income tax or any equivalent taxes in territories outside the United States prior to conversion of your PSUs to shares or delivery of such shares following conversion or the crediting or payment of dividends. Morgan Stanley will notify you of any amendment of your award that affects your rights. Any amendment or waiver of a provision of this Award Certificate (other than any amendment or waiver applicable to all recipients generally), which amendment or waiver operates in your favor or confers a benefit on you, must be in writing and signed by the Global Co-Head of Human Resources or the Chief Operating Officer (or if such positions no longer exist, by the holder of an equivalent position) to be effective.

22. Governing law.

This Award Certificate and the related legal relations between you and Morgan Stanley will be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts or choice of law, rule or principle that might otherwise refer the interpretation of the award to the substantive law of another jurisdiction.

23. Defined terms.

For purposes of this Award Certificate, the following terms shall have the meanings set forth below:

(a) ***"Board"*** means the Board of Directors of Morgan Stanley.

(b) *"Cause"* means:

(1) any act or omission which constitutes a breach of your obligations to the Firm, including, without limitation, (A) your failure to comply with any notice or non-solicitation restrictions that may be applicable to you or (B) your failure to comply with the Firm's compliance, ethics or risk management standards, or your failure or refusal to perform satisfactorily any duties reasonably required of you, which breach, failure or refusal (if susceptible to cure) is not corrected (other than failure to correct by reason of your incapacity due to physical or mental illness) within ten (10) business days after written notification thereof to you by the Firm;

(2) your commission of any dishonest or fraudulent act, or any other act or omission, which has caused or may reasonably be expected to cause injury to the interest or business reputation of the Firm; or

(3) your violation of any securities, commodities or banking laws, any rules or regulations issued pursuant to such laws, or rules or regulations of any securities or commodities exchange or association of which the Firm is a member or of any policy of the Firm relating to compliance with any of the foregoing.

(c) A *"Change in Control"* shall be deemed to have occurred if any of the following conditions shall have been satisfied:

(1) any one person or more than one person acting as a group (as determined under Section 409A), other than (A) any employee plan established by Morgan Stanley or any of its Subsidiaries, (B) Morgan Stanley or any of its affiliates (as defined in Rule 12b-2 promulgated under the Exchange Act), (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by stockholders of Morgan Stanley in substantially the same proportions as their ownership of Morgan Stanley, is or becomes, during any 12-month period, the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person(s) any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of the total voting power of the stock of Morgan Stanley; *provided, however*, that the provisions of this subsection (1) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (3) below;

(2) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the *"Existing Board"*) cease for any reason to constitute at least 50% of the Board; *provided, however*, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by Morgan Stanley's stockholders, was approved by a vote of at least a majority of the directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board;

(3) the consummation of a merger or consolidation of Morgan Stanley with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of Morgan Stanley (or any direct or indirect subsidiary of Morgan Stanley) pursuant to applicable stock exchange requirements; *provided* that immediately following such merger or consolidation the voting securities of Morgan Stanley outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of Morgan Stanley stock (or if Morgan Stanley is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and *provided* further that a merger or consolidation effected to implement a recapitalization of Morgan Stanley (or similar transaction) in which no person (as determined under Section 409A) is or becomes the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of either the then outstanding shares of Morgan Stanley common stock or the combined voting power of Morgan Stanley's then outstanding voting securities shall not be considered a Change in Control; or

(4) the complete liquidation of Morgan Stanley or the sale or disposition by Morgan Stanley of all or substantially all of Morgan Stanley's assets in which any one person or more than one person acting as a group (as determined under Section 409A) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Morgan Stanley that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of Morgan Stanley immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (x) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of Morgan Stanley common stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of Morgan Stanley immediately prior to such transaction or series of transactions and (y) no event or circumstances described in any of clauses (1) through (4) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of Morgan Stanley, or in the ownership of a substantial portion of Morgan Stanley's assets, as defined in Section 409A. In addition, no Change in Control shall be deemed to have occurred upon the acquisition of additional control of Morgan Stanley by any one person or more than one person acting as a group that is considered to effectively control Morgan Stanley.

For purposes of the provisions of this Award Certificate, terms used in the definition of a Change in Control shall be as defined or interpreted pursuant to Section 409A.

(d) ***"Committee"*** means the Compensation, Management Development and Succession Committee of the Board, any successor committee thereto or any other committee of the Board appointed by the Board with the powers of the Committee under the Plan, or any subcommittee appointed by such Committee.

(e) ***"Competitive Activity"*** means:

(1) becoming, or entering into any arrangement as, an employee, officer, partner, member, proprietor, director, independent contractor, consultant, advisor, representative or agent of, or serving in any similar position or capacity with, a Competitor, where you will be responsible for providing, or managing or supervising others who are providing, services (x) that are similar or substantially related to the services that you provided to the Firm, or (y) that you had direct or indirect managerial or supervisory responsibility for at the Firm, or (z) that call for the application of the same or similar specialized knowledge or skills as those utilized by you in your services for the Firm, in each such case, at any time during the year preceding the termination of your employment with the Firm; or

(2) either alone or in concert with others, forming, or acquiring a 5% or greater equity ownership, voting interest or profit participation in, a Competitor.

(f) ***"Comparison Group"*** means Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan Chase, UBS and Wells Fargo.

(g) ***"Competitor"*** means any corporation, partnership or other entity that competes, or that owns a significant interest in any corporation, partnership or other entity that competes, with any business activity the Firm engages in, or that you reasonably knew or should have known that the Firm was planning to engage in, at the time of the termination of your Employment.

(h) ***"Confidential and Proprietary Information"*** means any information that is classified as confidential in the Firm's Global Policy on Confidential Information or that may have intrinsic value to the Firm, the Firm's clients or other parties with which the Firm has a relationship, or that may provide the Firm with a competitive advantage, including, without limitation, any trade secrets; inventions (whether or not patentable); formulas; flow charts; computer programs; access codes or other systems information; algorithms; technology and business processes; business, product or marketing plans; sales and other forecasts; financial information; client lists or other intellectual property; information relating to compensation and benefits; and public information that becomes proprietary as a result of the Firm's compilation of that information for use in its business, *provided* that such Confidential and Proprietary Information does not include any information which is available for use by the general public or is generally available for use within the relevant business or industry other than as a result of your action. Confidential and Proprietary Information may be in any medium or form, including, without limitation, physical documents, computer files or discs, electronic communications, videotapes, audiotapes, and oral communications.

(i) *"Date of the Award"* means [insert grant date, which typically will coincide approximately with the end of the fiscal year in respect of which the award is made].

(j) *"Disability"* means any condition that would qualify for a benefit under any group long-term disability plan maintained by the Firm and applicable to you.

(k) *"Employed"* and *"Employment"* refer to employment with the Firm and/or Related Employment.

(l) The *"Firm"* means Morgan Stanley (including any successor thereto) together with its subsidiaries and affiliates. For purposes of the definitions of "Cause," "Confidential and Proprietary Information," "Unauthorized Comments" and "Wrongful Solicitation" set forth in this Award Certificate and Section 11(c)(2)(vi) of this Award Certificate, references to the "Firm" shall refer severally to the Firm as defined in the preceding sentence and your Related Employer, if any. For purposes of the cancellation provisions set forth in this Award Certificate relating to disclosure or use of Confidential and Proprietary Information, references to the "Firm" shall refer to the Firm as defined in the second preceding sentence or your Related Employer, as applicable.

(m) *"Full Career Retirement"* has the meaning attributed to such term in your employment agreement or offer letter with the Firm or, if you are not party to an employment agreement or offer letter with the Firm (or if such agreement or letter does not include a definition of "Full Career Retirement"), means the termination of your Employment by you or by the Firm for any reason other than under circumstances involving any cancellation event described in Section 11(c), and other than due to your death or Disability, a Governmental Service Termination or pursuant to a Qualifying Termination, on or after the date on which:

(1) you have attained age 50 and completed at least 12 years of service as a [ ][4] of the Firm or equivalent officer title; or

(2) you have attained age 50 and completed at least 15 years of service as an officer of the Firm at the level of [ ][5] or above; or

(3) you have completed at least 20 years of service with the Firm; or

(4) you have attained age 55 and have completed at least 5 years of service with the Firm and the sum of your age and years of service equals or exceeds 65.[6]

For the purposes of the foregoing definition, service with the Firm will include any period of service with the following entities and any of their predecessors:

(i) AB Asesores (*"ABS"*) prior to its acquisition by the Firm (*provided* that only years of service as a partner of ABS shall count towards years of service as an officer);

[4] Specified officer title(s) in one or more specified business units.
[5] Specified officer title(s) in one or more specified business units.
[6] Age and service conditions specified in clauses (1) through (4) may vary from year to year.

(ii) Morgan Stanley Group Inc. and its subsidiaries ("*MS Group*") prior to the merger with and into Dean Witter, Discover & Co.;

(iii) Miller Anderson & Sherrerd, L.L.P. prior to its acquisition by MS Group;

(iv) Van Kampen Investments Inc. and its subsidiaries prior to its acquisition by MS Group;

(v) FrontPoint Partners LLC and its subsidiaries prior to its acquisition by the Firm; and

(vi) Dean Witter, Discover & Co. and its subsidiaries ("*DWD*") prior to the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co.;

provided that, in the case of an employee who has transferred employment from DWD to MS Group or vice versa, a former employee of DWD will receive credit for employment with DWD only if he or she transferred directly from DWD to Morgan Stanley & Co. Incorporated or its affiliates subsequent to February 5, 1997, and a former employee of MS Group will receive credit for employment with MS Group only if he or she transferred directly from MS Group to Morgan Stanley DW Inc. or its affiliates subsequent to February 5, 1997.

(n) "*Governmental Employer*" means a governmental department or agency, self-regulatory agency or other public service employer.

(o) "*Governmental Service Termination*" means the termination of your Employment due to your commencement of employment at a Governmental Employer; *provided* that you have presented the Firm with satisfactory evidence demonstrating that as a result of such new employment, the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

(p) "*Internal Revenue Code*" means the United States Internal Revenue Code of 1986, as amended, and the rules, regulations and guidance thereunder.

(q) "*Legal Requirement*" means any law, regulation, ruling, judicial decision, accounting standard, regulatory guidance or other legal requirement.

(r) "*Management Committee*" means the Morgan Stanley Management Committee and any successor or equivalent committee.

(s) *"MS Average ROE"* means Morgan Stanley's return on average common shareholders' equity excluding the impact of debt valuation adjustments during the years included in the Performance Period.

(t) *"Performance Period"* means three-year period consisting of the reporting years of Morgan Stanley of [year of the Date of the Award, first year following the Date of the Award and second year following the Date of the Award].

(u) *"Plan"* means the 2007 Equity Incentive Compensation Plan, as amended.

(v) *"Pro Ration Fraction"* means a fraction, the numerator of which is the number of days starting with and inclusive of [January 1 immediately preceding the Date of the Award] and ending on the effective date of your termination of Employment and the denominator of which is the number of days in the period beginning on [January 1 immediately preceding the Date of the Award] and ending on the Scheduled Vesting Date.

(w) *"Related Employment"* means your employment with an employer other than the Firm (such employer, herein referred to as a *"Related Employer"*), provided that: (i) you undertake such employment at the written request or with the written consent of Morgan Stanley's Global Co-Head of Human Resources (or if such position no longer exists, the holder of an equivalent position); (ii) immediately prior to undertaking such employment you were an employee of the Firm or were engaged in Related Employment (as defined herein); and (iii) such employment is recognized by the Firm in its discretion as Related Employment; and, provided further that the Firm may (1) determine at any time in its sole discretion that employment that was recognized by the Firm as Related Employment no longer qualifies as Related Employment, and (2) condition the designation and benefits of Related Employment on such terms and conditions as the Firm may determine in its sole discretion. The designation of employment as Related Employment does not give rise to an employment relationship between you and the Firm, or otherwise modify your and the Firm's respective rights and obligations.

(x) *"Scheduled Conversion Date"* means a date during [third year following the Date of the Award] determined by the Committee.

(y) *"Scheduled Vesting Date"* means [January 1 of the third year following the Date of the Award].

(z) *"Section 409A"* means Section 409A of the Internal Revenue Code and any regulations thereunder.

(aa) *"Separation from Service"* means a separation from service with the Firm for purposes of Section 409A determined using the default provisions set forth in Treasury Regulation §1.409A-1(h) or any successor regulation thereto. For purposes of this definition, Morgan Stanley's subsidiaries and affiliates include (and are limited to) any corporation that is in the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as Morgan Stanley and any trade or business that is under common control with Morgan Stanley (within the meaning of Section 414(c) of the Internal Revenue Code), determined in each case in accordance with the default provisions set forth in Treasury Regulation §1.409A-1(h)(3).

(bb) *"Target Award"* means the number of PSUs that has been communicated to you separately and that will be earned, subject to the other terms and conditions of this Award Certificate, if each of the multipliers set forth in Section 2(a) and 2(b) equals 1.

(cc) *"Total Shareholder Return"* or *"TSR"*, as it applies to Morgan Stanley's common stock and each member of the Comparison Group's common stock or American depository receipts (*"ADRs"*), as applicable, means the percentage change in value (positive or negative) over the Performance Period as measured by dividing (i) the sum of (A) the cumulative value of dividends and other distributions in respect of the common stock or ADR for the Performance Period, assuming dividend reinvestment, and (B) the difference (positive or negative) between the common stock or ADR price on the first and last days of the Performance Period (calculated on the basis of the average of the adjusted closing prices over the 30-day trading period immediately prior to the first day of the Performance Period and the average of the adjusted closing prices over the 30-day trading period ending on the last day of the Performance Period), by (ii) the common stock or ADR price on the first day of the Performance Period, calculated on the basis of the average of the adjusted closing prices over the 30-day trading period immediately prior to the first day of the Performance Period. For members of the Comparison Group, Total Shareholder Return will be measured over the period of three consecutive calendar years starting with [January 1 immediately preceding the Date of the Award].

(dd) You will be deemed to have made *"Unauthorized Comments"* about the Firm if, while Employed or following the termination of your Employment, you make, directly or indirectly, any negative, derogatory, disparaging or defamatory comment, whether written, oral or in electronic format, to any reporter, author, producer or similar person or entity or to any general public media in any form (including, without limitation, books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other medium) that concerns directly or indirectly the Firm, its business or operations, or any of its current or former agents, employees, officers, directors, customers or clients.

(ee) A *"Wrongful Solicitation"* occurs upon either of the following events:

(1) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 180 days after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you hire or solicit, recruit, induce, entice, influence or encourage any Firm employee to leave the Firm or become hired or engaged by another firm; *provided, however,* that this clause shall apply only to employees with whom you worked or had professional or business contact, or who worked in or with your business unit, during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment; or

(2) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 90 days (180 days if you are a member of the Management Committee at the time of notice of termination) after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you solicit or entice away or in any manner attempt to persuade any client or customer, or prospective client or customer, of the Firm (i) to discontinue or diminish his, her or its relationship or prospective relationship with the Firm or (ii) to otherwise provide his, her or its business to any person, corporation, partnership or other business entity which engages in any line of business in which the Firm is engaged (other than the Firm); *provided, however*, that this clause shall apply only to clients or customers, or prospective clients or customers, that you worked for on an actual or prospective project or assignment during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment.

IN WITNESS WHEREOF, Morgan Stanley has duly executed and delivered this Award Certificate as of the Date of the Award.

MORGAN STANLEY

/s/

[Name]
[Title]

Exhibit D

Form of Award Certificate for Discretionary Retention Awards of Stock Units

EX-10.4 5 dex104.htm FORM OF AWARD CERTIFICATE FOR DISCRETIONARY RETENTION AWARDS OF STOCK UNITS

EXHIBIT 10.4

MORGAN STANLEY

2007 EQUITY INCENTIVE COMPENSATION PLAN

[YEAR] DISCRETIONARY RETENTION AWARDS

AWARD CERTIFICATE FOR STOCK UNITS

TABLE OF CONTENTS FOR AWARD CERTIFICATE

MORGAN STANLEY

[YEAR]

DISCRETIONARY RETENTION AWARDS
AWARD CERTIFICATE FOR STOCK UNITS

Morgan Stanley has awarded you retention stock units as part of your discretionary long-term incentive compensation for services provided during [year] and as an incentive for you to remain in Employment and provide services to the Firm through the Scheduled Vesting Dates. This Award Certificate sets forth the general terms and conditions of your [year] stock unit award. The number of stock units in your award has been communicated to you independently.

If you are employed outside the United States, you will also receive an "***International Supplement***" that contains supplemental terms and conditions for your [year] stock unit award. You should read this Award Certificate in conjunction with the International Supplement, if applicable, in order to understand the terms and conditions of your stock unit award.

Your stock unit award is made pursuant to the Plan. References to "stock units" in this Award Certificate mean only those stock units included in your [year] stock unit award, and the terms and conditions herein apply only to such award. If you receive any other award under the Plan or another equity compensation plan, it will be governed by the terms and conditions of the applicable award documentation, which may be different from those herein.

The purpose of the stock unit award is, among other things, to align your interests with the interests of the Firm and Morgan Stanley's stockholders, to reward you for your continued Employment and service to the Firm in the future and your compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. In view of these purposes, you will earn each portion of your [year] stock unit award only if you (1) remain in continuous Employment through the applicable Scheduled Vesting Date (subject to limited exceptions set forth below), (2) do not engage in any activity that is a cancellation event set forth in Section 10(c) below ***and*** (3) satisfy obligations you owe to the Firm as set forth in Section 12 below. Even if your award has vested, you will have no right to your award if a cancellation event occurs under the circumstances set forth in Section 10(c) below. As Morgan Stanley deems appropriate, it will require you to provide a written certification or other evidence, from time to time in its sole discretion, to confirm that no cancellation event has occurred, including upon a termination of Employment and/or during a specified period of time prior to each Scheduled Conversion Date. If you fail to timely provide any required certification or other evidence, Morgan Stanley will cancel your award. It is your responsibility to provide the Executive Compensation Department with your up-to-date contact information.

Capitalized terms used in this Award Certificate that are not defined in the text have the meanings set forth in Section 22 below. Capitalized terms used in this Award Certificate that are not defined in the text or in Section 22 below have the meanings set forth in the Plan.

1. Stock units generally.

Each of your stock units corresponds to one share of Morgan Stanley common stock. A stock unit constitutes a contingent and unsecured promise of Morgan Stanley to pay you one share of Morgan Stanley common stock on the conversion date for the stock unit. As the holder of stock units, you have only the rights of a general unsecured creditor of Morgan Stanley. You will not be a stockholder with respect to the shares of Morgan Stanley common stock corresponding to your stock units unless and until your stock units convert to shares.

2. Vesting schedule and conversion.

(a) ***Vesting schedule.*** Except as otherwise provided in this Award Certificate, your stock units will vest according to the following schedule: (i) 50% of your stock units will vest on the First Scheduled Vesting Date and (ii) the remaining 50% of your stock units will vest on the Second Scheduled Vesting Date.[1] Any fractional stock units resulting from the application of the vesting schedule will be aggregated and will vest on the Second Scheduled Vesting Date. Except as otherwise provided in this Award Certificate, each portion of your stock units will vest only if you continue to provide future services to the Firm by remaining in continuous Employment through the applicable Scheduled Vesting Date and providing value added services to the Firm during this timeframe. The special vesting terms set forth in Sections 5, 6, 7 and 8 of this Award Certificate apply (i) if your Employment terminates by reason of your death or Disability, (ii) upon your Full Career Retirement, (iii) if the Firm terminates your employment in an involuntary termination under the circumstances described in Section 6, (iv) upon a Governmental Service Termination or (v) upon a Qualifying Termination. Vested stock units remain subject to the cancellation and withholding provisions set forth in this Award Certificate.

(b) ***Conversion.*** Except as otherwise provided in this Award Certificate, (i) 50% of your stock units will, to the extent vested, convert to shares of Morgan Stanley common stock on the First Scheduled Conversion Date and (ii) the remaining 50% of your stock units will, to the extent vested, convert to shares of Morgan Stanley common stock on the Second Scheduled Conversion Date.[2] The special conversion provisions set forth in Sections 5(a), 5(b), 7 and 8 of this Award Certificate apply (i) if your Employment terminates by reason of your death or you die after termination of your Employment, (ii) upon your Governmental Service

[1] The vesting schedule presented in this form of Award Certificate is indicative. The vesting schedule applicable to awards may vary.

[2] The conversion schedule presented in this form of Award Certificate is indicative. The conversion schedule applicable to awards may vary.

Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 7(b), or (iii) upon a Qualifying Termination.

The shares delivered upon conversion of stock units pursuant to this Section 2(b) will not be subject to any transfer restrictions, other than those that may arise under the securities laws, the Firm's policies or Section 12 below, or to cancellation under the circumstances set forth in Section 10(c).

(c) ***Accelerated conversion.*** Morgan Stanley shall have no right to accelerate the conversion of any of your stock units or the payment of any of your dividend equivalents, except to the extent that such acceleration is not prohibited by Section 409A and would not result in your being required to recognize income for United States federal income tax purposes before your stock units convert to shares of Morgan Stanley common stock or your dividend equivalents are paid or your incurring additional tax or interest under Section 409A. If any stock units are converted to shares of Morgan Stanley common stock or any dividend equivalents are paid prior to the applicable Scheduled Conversion Date pursuant to this Section 2(c), these shares or dividend equivalents may not be transferable and may remain subject to applicable vesting, cancellation and withholding provisions, as determined by Morgan Stanley.

(d) ***Rule of construction for timing of conversion.*** Whenever this Award Certificate provides for your stock units to convert to shares, or your dividend equivalents to be paid, on the First Scheduled Conversion Date or the Second Scheduled Conversion Date or upon a different specified event or date, such conversion or payment will be considered to have been timely made, and neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages based on a delay in conversion of your stock units (or delivery of Morgan Stanley shares following conversion) or payment of the dividend equivalents, as applicable, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate) in respect of any such delay, as long as conversion or payment, as applicable, is made by December 31 of the year in which occurs the applicable Scheduled Conversion Date or such other specified event or date or, if later, by the 15th day of the third calendar month following such specified event or date. Similarly, neither you nor any of your beneficiaries or your estate shall have any claim against the Firm for damages, and the Firm shall have no liability to you (or to any of your beneficiaries or your estate), based on any acceleration of the conversion of your stock units or payment of your dividend equivalents pursuant to Section 2(c), as applicable.

3. Special provision for certain employees.

Notwithstanding the other provisions of this Award Certificate, if Morgan Stanley considers you to be one of its executive officers at the time provided for the conversion of your vested stock units and determines that your compensation may not be fully deductible by virtue of Section 162(m) of the Internal Revenue Code, Morgan Stanley shall delay payment of the nondeductible portion of your compensation, including delaying, to the extent nondeductible, conversion of the stock units and payment of the dividend equivalents, unless the Committee, in its sole discretion, determines not to delay such conversion or payment. This delay will continue until your Separation from Service or to the extent permitted under Section 409A, the end of the first earlier taxable year of the Firm as of the last day of which you are no longer an executive officer (subject to earlier conversion in the event of your death as described below).

4. **Dividend equivalent payments.**

Until your stock units convert to shares, if Morgan Stanley pays a regular or ordinary dividend on its common stock, you will be credited with cash dividend equivalents with respect to your vested and unvested stock units. Morgan Stanley will credit the dividend equivalents when it pays the corresponding dividend on its common stock. Your dividend equivalents will vest and be paid at the same time as, and subject to the same vesting and cancellation provisions set forth in this Award Certificate with respect to, your stock units (provided that, subject to Section 2(d), the dividend equivalents may be paid following the Scheduled Conversion Date on the next administratively practicable payroll date). The decision to pay a dividend and, if so, the amount of any such dividend, is determined by Morgan Stanley in its sole discretion. No dividend equivalents will be paid to you on any canceled stock units.

5. **Death, Disability and Full Career Retirement.**

The following special vesting and payment terms apply to your stock units:

(a) *Death during Employment.* If your Employment terminates due to death, all of your unvested stock units will vest on the date of your death. Your stock units will convert to shares of Morgan Stanley common stock and be delivered to the beneficiary you have designated pursuant to Section 14 or the legal representative of your estate, as applicable, upon your death, *provided* that your estate or beneficiary notifies the Firm of your death within 60 days following your death.

After your death, the cancellation provisions set forth in Section 10(c) will no longer apply, and the shares delivered upon conversion of stock units pursuant to this Section 5(a) will not be subject to any transfer restrictions (other than those that may arise under the securities laws or the Firm's policies).

(b) *Death after termination of Employment.* If you die after the termination of your Employment but prior to the applicable Scheduled Conversion Date, any vested stock units that you held at the time of your death will convert to shares of Morgan Stanley common stock and be delivered to the beneficiary you have designated pursuant to Section 14 or the legal representative of your estate, as applicable, upon your death, *provided* that your estate or beneficiary notifies the Firm of your death within 60 days following your death.

After your death, the cancellation provisions set forth in Section 10(c) will no longer apply, and the shares delivered upon conversion of stock units pursuant to this Section 5(b) will not be subject to any transfer restrictions (other than those that may arise under the securities laws or the Firm's policies).

(c) *Disability or Full Career Retirement.* If your Employment terminates due to Disability or in a Full Career Retirement, all of your unvested stock units will vest on the date your Employment terminates. Your stock units will convert to shares of Morgan Stanley common stock on the applicable Scheduled Conversion Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Conversion Date.

6. **Involuntary termination by the Firm.**

If the Firm terminates your employment under circumstances not involving any cancellation event set forth in Section 10(c), your unvested stock units will vest on the date your employment with the Firm terminates and your stock units will convert to shares of Morgan Stanley common stock on the applicable Scheduled Conversion Date, *provided* that you sign an agreement and release satisfactory to the Firm. If you do not sign such an agreement and release satisfactory to the Firm within the timeframe set by the Firm in connection with your involuntary termination as described in this Section 6, any stock units that were unvested immediately prior to your termination shall be canceled. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Conversion Date.

7. **Governmental Service.**

(a) ***General treatment of awards upon Governmental Service Termination.*** If your Employment terminates in a Governmental Service Termination and not involving a cancellation event set forth in Section 10(c), then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 7(c), all of your unvested stock units will vest on the date of your Governmental Service Termination. Your vested stock units will convert to shares of Morgan Stanley common stock on the date of your Governmental Service Termination.

(b) ***General treatment of vested awards upon acceptance of employment at a Governmental Employer following termination of Employment.*** If your Employment terminates other than in a Governmental Service Termination and not involving a cancellation event set forth in Section 10(c) and, following your termination of Employment, you accept employment with a Governmental Employer, then, *provided* that you sign an agreement satisfactory to the Firm relating to your obligations pursuant to Section 7(c), all of your outstanding vested stock units will convert to shares of Morgan Stanley common stock upon your commencement of such employment, *provided* you present the Firm with satisfactory evidence demonstrating that as a result of such employment the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

(c) ***Repayment obligation.*** If you engage in any activity constituting a cancellation event set forth in Section 10(c) within the applicable period of time that would have resulted in cancellation of all or a portion of your stock units had they not converted to shares pursuant to Sections 7(a) or 7(b) above (disregarding, for purposes of determining whether a cancellation event has occurred, any Full Career Retirement condition set forth in Section 10(c)(1)), you will be required to pay to Morgan Stanley an amount equal to:

(i) the number of stock units that would have been canceled upon the occurrence of such cancellation event multiplied by the fair market value, determined using a valuation methodology established by Morgan Stanley, of Morgan Stanley common stock on the date your stock units converted to shares of Morgan Stanley common stock; plus

(ii) any dividend equivalents that were paid to you on the number of stock units described in the foregoing clause (i) when your stock units converted to shares pursuant to Section 7(a) or 7(b); plus

(iii) interest on the amounts described in the preceding clauses (i) and (ii) at the average rate of interest Morgan Stanley paid to borrow money from financial institutions during the period from the date of such conversion through the date preceding the payment date.

8. Qualifying Termination.

If your employment terminates in a Qualifying Termination, all of your unvested stock units will vest, cancellation provisions will lapse, and, subject to Section 9, your stock units will convert to shares of Morgan Stanley common stock upon your Qualifying Termination.

9. Specified employees.

Notwithstanding any other terms of this Award Certificate, if Morgan Stanley considers you to be one of its "specified employees" as defined in Section 409A at the time of your Separation from Service, any conversion of your stock units and payment of your accrued dividend equivalents that otherwise would occur upon your Separation from Service (including, without limitation, stock units whose conversion was delayed due to Section 162(m) of the Internal Revenue Code, as provided in Section 3, and stock units payable upon your Qualifying Termination, as provided in Section 8) will be delayed until the first business day following the date that is six months after your Separation from Service; *provided, however*, that in the event that your death, your Governmental Service Termination or your employment at a Governmental Employer following your termination of employment with the Firm under circumstances set forth in Section 7(b) occurs at any time after the Date of the Award, conversion and payment will be made in accordance with Section 5(a), 5(b), or 7, as applicable.

10. **Cancellation of awards under certain circumstances.**

(a) ***Cancellation of unvested awards.*** Your unvested stock units, and any dividend equivalents credited on your stock units, will be canceled if your Employment terminates for any reason other than death, Disability, a Full Career Retirement, an involuntary termination by the Firm described in Section 6, a Governmental Service Termination or a Qualifying Termination.

(b) ***General treatment of vested awards.*** Except as otherwise provided in this Award Certificate, your vested stock units will convert to shares of Morgan Stanley common stock, and the dividend equivalents credited on your stock units will be paid, on the applicable Scheduled Conversion Date. The cancellation and withholding provisions set forth in this Award Certificate will continue to apply until the applicable Scheduled Conversion Date.

(c) ***Cancellation of awards under certain circumstances.*** The cancellation events set forth in this Section 10(c) are designed, among other things, to incentivize compliance with the Firm's policies (including the Code of Conduct), to protect the Firm's interests in non-public, confidential and/or proprietary information, products, trade secrets, customer relationships, and other legitimate business interests, and to ensure an orderly transition of responsibilities. This Section 10(c) shall apply notwithstanding any other terms of this Award Certificate (except where sections in this Award Certificate specifically provide that the cancellation events set forth in this Section 10(c) no longer apply).

Your stock units (and any dividend equivalents credited thereon), even if vested, are not earned until the applicable Scheduled Conversion Date (and until you satisfy all obligations you owe to the Firm as set forth in Section 12 below) and, unless prohibited by applicable law, will be canceled prior to the applicable Scheduled Conversion Date in any of the circumstances set forth below in Section 10(c)(1) or (2). Although you will become the beneficial owner of shares underlying your stock units following conversion of your stock units, the Firm may retain custody of your shares (and any dividend equivalents credited thereon) following conversion of your stock units pending any investigation or other review that impacts the determination as to whether the stock units (and any dividend equivalents credited thereon) are cancellable under the circumstances set forth below and, in such an instance, the shares underlying such stock units (and any dividend equivalents credited thereon) shall be forfeited in the event the Firm determines that the stock units (and any dividend equivalents credited thereon) were cancellable under the circumstances set forth below.

(1) Competitive Activity. If you resign and the resulting termination satisfies the definition of a Full Career Retirement, or if you resign (whether in a Full Career Retirement or otherwise) following the applicable Scheduled Vesting Date, but prior to the applicable Scheduled Conversion Date, and in either case you engage in Competitive Activity, the following shall apply, subject to applicable law:[3]

(i) If your Competitive Activity occurs before the First Scheduled Conversion Date, then all of your stock units (and any dividend equivalents credited on your stock units) will be canceled immediately.

(ii) If your Competitive Activity occurs on or after the First Scheduled Conversion Date but before the Second Scheduled Conversion Date, then the 50% of your stock units that are scheduled to convert on the Second Scheduled Conversion Date (and any dividend equivalents credited on those stock units) will be canceled immediately.

(2) Other Events. If any of the following events occur at any time before the applicable Scheduled Conversion Date, all of your stock units (whether or not vested), and any dividend equivalents credited on your stock units, will be canceled immediately, subject to applicable law:

(i) Your Employment is terminated for Cause or you engage in conduct constituting Cause (either during or following Employment and whether or not your Employment has been terminated as of the applicable Scheduled Conversion Date);

(ii) Following the termination of your Employment, the Firm determines that your Employment could have been terminated for Cause (for these purposes, "Cause" will be determined without giving consideration to any "cure" period included in the definition of "Cause");

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[3] *Provided* that, for the Chief Executive Officer only, this provision only applies if such termination is not a termination for Good Reason. For these purposes, Good Reason is defined as a resignation following: (i) his removal from the position of Chief Executive Officer of Morgan Stanley; (ii) his failure to be elected or reelected to the Board of Directors of Morgan Stanley; (iii) a change in his reporting relationship such that he is no longer reporting directly and solely to the Board of Directors of Morgan Stanley; (iv) a material diminution of his duties and responsibilities as the Chief Executive Officer of Morgan Stanley that is not agreed by the parties or the assignment to him of duties materially inconsistent with his position, duties or responsibilities, or any other material action by Morgan Stanley which is materially inconsistent or materially reduces his position, duties or responsibilities; (v) any material breach by Morgan Stanley of its material obligations to provide payments or benefits as required in his offer letter; or (vi) Morgan Stanley's requiring his principal office to be based at any office or location other than the office or location designated as Morgan Stanley's principal executive offices.

Notwithstanding the foregoing, he will not be deemed to have resigned for Good Reason unless (i) he has given the Chairman of the Board written notification of his intention to do so, describing the factual basis for "Good Reason" and (ii) the event giving rise to "Good Reason" is not cured by Morgan Stanley within 30 business days after the Chairman of the Board's receipt of the notice.

(iii) You disclose Confidential and Proprietary Information to any unauthorized person outside the Firm, or use or attempt to use Confidential and Proprietary Information other than in connection with the business of the Firm; or you fail to comply with your obligations (either during or after your Employment) under the Firm's Code of Conduct (and any applicable supplements) or otherwise existing between you and the Firm, relating to Confidential and Proprietary Information or an assignment, procurement or enforcement of rights in Confidential and Proprietary Information;

(iv) You engage in a Wrongful Solicitation;

(v) You make any Unauthorized Comments;

(vi) You fail or refuse, following your termination of Employment, to cooperate with or assist the Firm in a timely manner in connection with any investigation, regulatory matter, lawsuit or arbitration in which the Firm is a subject, target or party and as to which you may have pertinent information; or

(vii) You resign from your employment with the Firm without having provided the Firm prior written notice of your resignation at least:

(A) 180 days before the date on which your employment with the Firm terminates if you are a member of the Management Committee at the time of notice of your resignation;

(B) 90 days before the date on which your employment with the Firm terminates if clause (A) of this Section 10(c)(2)(vii) does not apply to you and you are a Managing Director (or equivalent title) at the time of notice of your resignation;

(C) 60 days before the date on which your employment with the Firm terminates if you are an Executive Director (or equivalent title) at the time of notice of your resignation; and

(D) 30 days before the date on which your employment with the Firm terminates if none of clauses (A) through (C) of this Section 10(c)(2)(vii) apply to you at the time of notice of your resignation.

11. Tax and other withholding obligations.

Any vesting, whether on a Scheduled Vesting Date or some other date, of a stock unit award (including dividend equivalents that have been credited in respect of your stock units), and any conversion of a stock unit award or crediting or payment of dividend equivalents, shall be subject to the Firm's withholding of all required United States federal, state, local and foreign income and employment/payroll taxes (including Federal Insurance Contributions Act taxes). You authorize the Firm to withhold such taxes from any payroll or other payment or compensation to you, including by canceling or accelerating payment of a portion of this award (including any dividend equivalents that have been credited on your stock units) in an amount not to exceed such taxes imposed upon such vesting, conversion, crediting or payment and any additional taxes imposed as a result of such cancellation or acceleration, and to take such other action as the Firm may deem advisable to enable it and you to satisfy obligations for the payment of withholding taxes and other tax obligations, assessments, or other governmental charges, whether of the United States or any other jurisdiction, relating to the vesting or conversion of your stock units or the crediting or payment of dividend equivalents. However, the Firm may not deduct or withhold such sum from any payroll or any other payment or compensation (including from your award), except to the extent it is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes before your stock units convert to shares of Morgan Stanley common stock or to incur interest or additional tax under Section 409A.

Pursuant to rules and procedures that Morgan Stanley establishes, you may elect to satisfy the tax or other withholding obligations arising upon conversion of your stock units by having Morgan Stanley withhold shares of Morgan Stanley common stock in an amount sufficient to satisfy the tax or other withholding obligations. Shares withheld will be valued using the fair market value of Morgan Stanley common stock on the date your stock units convert (or such other appropriate date determined by Morgan Stanley based on local legal, tax or accounting rules and practices) using a valuation methodology established by Morgan Stanley. In order to comply with applicable accounting standards or the Firm's policies in effect from time to time, Morgan Stanley may limit the amount of shares that you may have withheld.

12. Obligations you owe to the Firm.

As a condition to the earning, payment, conversion or distribution of your award, the Firm may require you to pay such sum to the Firm as may be necessary to satisfy any obligation that you owe to the Firm. Notwithstanding any other provision of this Award Certificate, your award, even if vested or converted, is not earned until after such obligations and any tax withholdings or other deductions required by law are satisfied. Notwithstanding the foregoing, Morgan Stanley may not reduce the number of shares to be delivered upon conversion of your stock units or the amount of dividend equivalents to be paid in respect of your award or delay the payment of your award to satisfy obligations that you owe to the Firm except (i) to the extent authorized under Section 11, relating to tax and other withholding obligations or (ii) to the extent such reduction or delay is not prohibited by Section 409A and would not cause you to recognize income for United States federal income tax purposes before your stock units convert to shares of Morgan Stanley common stock or to incur additional tax or interest under Section 409A.

Morgan Stanley's determination of any amount that you owe the Firm shall be conclusive. The fair market value of Morgan Stanley common stock for purposes of the foregoing provisions shall be determined using a valuation methodology established by Morgan Stanley.

13. Nontransferability.

You may not sell, pledge, hypothecate, assign or otherwise transfer your award, other than as provided in Section 14 (which allows you to designate a beneficiary or beneficiaries in the event of your death) or by will or the laws of descent and distribution. This prohibition includes any assignment or other transfer that purports to occur by operation of law or otherwise. During your lifetime, payments relating to your award will be made only to you.

Your personal representatives, heirs, legatees, beneficiaries, successors and assigns, and those of Morgan Stanley, shall all be bound by, and shall benefit from, the terms and conditions of your award.

14. Designation of a beneficiary.

You may make a written designation of beneficiary or beneficiaries to receive all or part of your award to be delivered or paid under this Award Certificate in the event of your death. To make a beneficiary designation, you must complete and submit the Beneficiary Designation form on the Executive Compensation website at [website redacted].

Any shares or dividend equivalents that become deliverable upon your death, and as to which a designation of beneficiary is not in effect, will be distributed to your estate.

If you previously filed a designation of beneficiary form for your equity awards with the Executive Compensation Department, such form will also apply to all of your equity awards, including this award. You may replace or revoke your beneficiary designation at any time. If there is any question as to the legal right of any beneficiary to receive shares or payments under this award, Morgan Stanley may determine in its sole discretion to deliver the shares or make the payments in question to your estate. Morgan Stanley's determination shall be binding and conclusive on all persons and it will have no further liability to anyone with respect to this award.

15. Ownership and possession.

(a) ***Before conversion.*** Generally, you will not have any rights as a stockholder in the shares of Morgan Stanley common stock corresponding to your stock units unless and until your stock units convert to shares.

If Morgan Stanley contributes shares of Morgan Stanley common stock corresponding to your stock units to a grantor trust it has established, you may be permitted to direct the trustee how to vote the shares in the trust corresponding to your stock units. Voting rights, if any, are governed by the terms of the grantor trust and Morgan Stanley may amend any such voting rights, in its sole discretion, at any time. Morgan Stanley is under no obligation to contribute shares corresponding to stock units to a trust. If Morgan Stanley elects not to contribute shares corresponding to your stock units to a trust, you will not have voting rights with respect to shares corresponding to your stock units until your stock units convert to shares.

(b) ***Following conversion.*** Subject to Section 10(c), following conversion of your stock units you will be the beneficial owner of the shares of Morgan Stanley common stock issued to you, and you will be entitled to all rights of ownership, including voting rights and the right to receive cash or stock dividends or other distributions paid on the shares.

(c) ***Custody of shares.*** Morgan Stanley may maintain possession of the shares subject to your award until such time as your shares are no longer subject to restrictions on transfer.

16. Securities law compliance matters.

Morgan Stanley may affix a legend to any stock certificates representing shares of Morgan Stanley common stock issued upon conversion of your stock units (and any stock certificates that may subsequently be issued in substitution for the original certificates). The legend will read substantially as follows:

> **THE SHARES REPRESENTED BY THIS STOCK CERTIFICATE WERE ISSUED PURSUANT TO THE MORGAN STANLEY 2007 EQUITY INCENTIVE COMPENSATION PLAN AND ARE SUBJECT TO THE TERMS AND CONDITIONS THEREOF AND OF AN AWARD CERTIFICATE FOR STOCK UNITS AND ANY SUPPLEMENT THERETO.**
>
> **THE SECURITIES REPRESENTED BY THIS STOCK CERTIFICATE MAY BE SUBJECT TO RESTRICTIONS ON TRANSFER BY VIRTUE OF THE SECURITIES ACT OF 1933.**
>
> **COPIES OF THE PLAN, THE AWARD CERTIFICATE FOR STOCK UNITS AND ANY SUPPLEMENT THERETO ARE AVAILABLE THROUGH THE EXECUTIVE COMPENSATION DEPARTMENT.**

Morgan Stanley may advise the transfer agent to place a stop order against such shares if it determines that such an order is necessary or advisable.

17. Compliance with laws and regulation.

Any sale, assignment, transfer, pledge, mortgage, encumbrance or other disposition of shares issued upon conversion of your stock units (whether directly or indirectly, whether or not for value, and whether or not voluntary) must be made in compliance with any applicable constitution, rule, regulation or policy of any of the exchanges or associations or other institutions with which the Firm or a Related Employer has membership or other privileges, and any applicable law or applicable rule or regulation of any governmental agency, self-regulatory organization or state or federal regulatory body.

18. No entitlements.

(a) ***No right to continued Employment.*** This award is not an employment agreement, and nothing in this Award Certificate, the International Supplement, if applicable, or the Plan shall alter your status as an "at-will" employee of the Firm or your employment status at a Related Employer. None of this Award Certificate, the International Supplement, if applicable, or the Plan shall be construed as guaranteeing your employment by the Firm or a Related Employer, or as giving you any right to continue in the employ of the Firm or a Related Employer, during any period (including without limitation the period between the Date of the Award and any of the First Scheduled Vesting Date, the Second Scheduled Vesting Date, the First Scheduled Conversion Date, the Second Scheduled Conversion Date, or any portion of any of these periods), nor shall they be construed as giving you any right to be reemployed by the Firm or a Related Employer following any termination of Employment.

(b) ***No right to future awards.*** This award, and all other awards of stock units and other equity-based awards, are discretionary. This award does not confer on you any right or entitlement to receive another award of stock units or any other equity-based award at any time in the future or in respect of any future period.

(c) ***No effect on future employment compensation.*** Morgan Stanley has made this award to you in its sole discretion. This award does not confer on you any right or entitlement to receive compensation in any specific amount for any future fiscal year, and does not diminish in any way the Firm's discretion to determine the amount, if any, of your compensation. This award is not part of your base salary or wages and will not be taken into account in determining any other employment-related rights you may have, such as rights to pension or severance pay.

19. Consents under local law.

Your award is conditioned upon the making of all filings and the receipt of all consents or authorizations required to comply with, or required to be obtained under, applicable local law.

20. Award modification.

Morgan Stanley reserves the right to modify or amend unilaterally the terms and conditions of your award, without first asking your consent, or to waive any terms and conditions that operate in favor of Morgan Stanley. These amendments may include (but are not limited to) changes that Morgan Stanley considers necessary or advisable as a result of changes in any, or the adoption of any new, Legal Requirement. Morgan Stanley may not modify your award in a manner that would materially impair your rights in your award without your consent; *provided, however*, that Morgan Stanley may, but is not required to, without your consent, amend or modify your award in any manner that Morgan Stanley considers necessary or advisable to (i) comply with any Legal Requirement, (ii) ensure that your award does not result in an excise or other supplemental tax on the Firm under any Legal Requirement, or (iii) ensure that your award is not subject to United States federal, state or local income tax or any equivalent taxes in territories outside the United States prior to conversion of your stock units to shares or delivery of such shares following conversion or the crediting or payment of dividends. Morgan Stanley will notify you of any amendment of your award that affects your rights. Any amendment or waiver of a provision of this Award Certificate (other than any amendment or waiver applicable to all recipients generally), which amendment or waiver operates in your favor or confers a benefit on you, must be in writing and signed by the Global Co-Head of Human Resources or the Chief Operating Officer (or if such positions no longer exist, by the holder of an equivalent position) to be effective.

21. Governing law.

This Award Certificate and the related legal relations between you and Morgan Stanley will be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts or choice of law, rule or principle that might otherwise refer the interpretation of the award to the substantive law of another jurisdiction.

22. Defined terms.

For purposes of this Award Certificate, the following terms shall have the meanings set forth below:

(a) ***"Access Person"*** means an individual designated by the Firm's Compliance Department as an "access employee" or "access person", which, for example, currently includes all Managing Directors of the Firm.

(b) ***"Board"*** means the Board of Directors of Morgan Stanley.

(c) ***"Cause"*** means:

(1) any act or omission which constitutes a breach of your obligations to the Firm, including, without limitation, (A) your failure to comply with any notice or non-solicitation restrictions that may be applicable to you or (B) your failure to comply with the Firm's compliance, ethics or risk management standards, or your failure or refusal to perform satisfactorily any duties reasonably required of you, which breach, failure or refusal (if susceptible to cure) is not corrected (other than failure to correct by reason of your incapacity due to physical or mental illness) within ten (10) business days after written notification thereof to you by the Firm;

(2) your commission of any dishonest or fraudulent act, or any other act or omission, which has caused or may reasonably be expected to cause injury to the interest or business reputation of the Firm; or

(3) your violation of any securities, commodities or banking laws, any rules or regulations issued pursuant to such laws, or rules or regulations of any securities or commodities exchange or association of which the Firm is a member or of any policy of the Firm relating to compliance with any of the foregoing.

(d) A "***Change in Control***" shall be deemed to have occurred if any of the following conditions shall have been satisfied:

(1) any one person or more than one person acting as a group (as determined under Section 409A), other than (A) any employee plan established by Morgan Stanley or any of its Subsidiaries, (B) Morgan Stanley or any of its affiliates (as defined in Rule 12b-2 promulgated under the Exchange Act), (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) a corporation owned, directly or indirectly, by stockholders of Morgan Stanley in substantially the same proportions as their ownership of Morgan Stanley, is or becomes, during any 12-month period, the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person(s) any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of the total voting power of the stock of Morgan Stanley; *provided, however,* that the provisions of this subsection (1) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (3) below;

(2) a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the "***Existing Board***") cease for any reason to constitute at least 50% of the Board; *provided, however,* that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by Morgan Stanley's stockholders, was approved by a vote of at least a majority of the directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board;

(3) the consummation of a merger or consolidation of Morgan Stanley with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of Morgan Stanley (or any direct or indirect subsidiary of Morgan Stanley) pursuant to applicable stock exchange requirements; *provided* that immediately following such merger or consolidation the voting securities of Morgan Stanley outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of Morgan Stanley stock (or if Morgan Stanley is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and *provided* further that a merger or consolidation effected to implement a recapitalization of Morgan Stanley (or similar transaction) in which no person (as determined under Section 409A) is or becomes the beneficial owner, directly or indirectly, of securities of Morgan Stanley (not including in the securities beneficially owned by such person any securities acquired directly from Morgan Stanley or its affiliates other than in connection with the acquisition by Morgan Stanley or its affiliates of a business) representing 50% or more of either the then outstanding shares of Morgan Stanley common stock or the combined voting power of Morgan Stanley's then outstanding voting securities shall not be considered a Change in Control; or

(4) the complete liquidation of Morgan Stanley or the sale or disposition by Morgan Stanley of all or substantially all of Morgan Stanley's assets in which any one person or more than one person acting as a group (as determined under Section 409A) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from Morgan Stanley that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of Morgan Stanley immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (x) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of Morgan Stanley common stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of Morgan Stanley immediately prior to such transaction or series of transactions and (y) no event or circumstances described in any of clauses (1) through (4) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of Morgan Stanley, or in the ownership of a substantial portion of Morgan Stanley's assets, as defined in Section 409A. In addition, no Change in Control shall be deemed to have occurred upon the acquisition of additional control of Morgan Stanley by any one person or more than one person acting as a group that is considered to effectively control Morgan Stanley.

For purposes of the provisions of this Award Certificate, terms used in the definition of a Change in Control shall be as defined or interpreted pursuant to Section 409A.

(e) ***"Committee"*** means the Compensation, Management Development and Succession Committee of the Board, any successor committee thereto or any other committee of the Board appointed by the Board with the powers of the Committee under the Plan, or any subcommittee appointed by such Committee.

(f) ***"Competitive Activity"*** means:

(1) becoming, or entering into any arrangement as, an employee, officer, partner, member, proprietor, director, independent contractor, consultant, advisor, representative or agent of, or serving in any similar position or capacity with, a Competitor, where you will be responsible for providing, or managing or supervising others who are providing, services (x) that are similar or substantially related to the services that you provided to the Firm, or (y) that you had direct or indirect managerial or supervisory responsibility for at the Firm, or (z) that call for the application of the same or similar specialized knowledge or skills as those utilized by you in your services for the Firm, in each such case, at any time during the year preceding the termination of your employment with the Firm; or

(2) either alone or in concert with others, forming, or acquiring a 5% or greater equity ownership, voting interest or profit participation in, a Competitor.

(g) ***"Competitor"*** means any corporation, partnership or other entity that competes, or that owns a significant interest in any corporation, partnership or other entity that competes, with any business activity the Firm engages in, or that you reasonably knew or should have known that the Firm was planning to engage in, at the time of the termination of your Employment.

(h) ***"Confidential and Proprietary Information"*** means any information that is classified as confidential in the Firm's Global Policy on Confidential Information or that may have intrinsic value to the Firm, the Firm's clients or other parties with which the Firm has a relationship, or that may provide the Firm with a competitive advantage, including, without limitation, any trade secrets; inventions (whether or not patentable); formulas; flow charts; computer programs; access codes or other systems information; algorithms; technology and business processes; business, product or marketing plans; sales and other forecasts; financial information; client lists or other intellectual property; information relating to compensation and benefits; and public information that becomes proprietary as a result of the Firm's compilation of that information for use in its business, *provided* that such Confidential and Proprietary Information does not include any information which is available for use by the general public or is generally available for use within the relevant business or industry other than as a result of your action. Confidential and Proprietary Information may be in any medium or form, including, without limitation, physical documents, computer files or discs, electronic communications, videotapes, audiotapes, and oral communications.

(i) ***"Date of the Award"*** means [insert grant date, which typically will coincide approximately with the end of the fiscal year in respect of which the award is made].

(j) ***"Disability"*** means any condition that would qualify for a benefit under any group long-term disability plan maintained by the Firm and applicable to you.

(k) ***"Employed"*** and ***"Employment"*** refer to employment with the Firm and/or Related Employment.

(l) The ***"Firm"*** means Morgan Stanley (including any successor thereto) together with its subsidiaries and affiliates. For purposes of the definitions of "Cause," "Confidential and Proprietary Information," "Unauthorized Comments" and "Wrongful Solicitation" set forth in this Award Certificate and Section 10(c)(2)(vi) of this Award Certificate, references to the "Firm" shall refer severally to the Firm as defined in the preceding sentence and your Related Employer, if any. For purposes of the cancellation provisions set forth in this Award Certificate relating to disclosure or use of Confidential and Proprietary Information, references to the "Firm" shall refer to the Firm as defined in the second preceding sentence or your Related Employer, as applicable.

(m) ***"First Scheduled Conversion Date"*** means [second anniversary of February 2 following the Date of the Award], provided, however, that if such date is not during an open Access Person trading window period, then pursuant to Section 2(d), the First Scheduled Conversion Date for active employees will be delayed until the first day of the next open trading window applicable to Access Persons following [second anniversary of February 2 following the Date of the Award] (but in no event beyond [December 31 of the second year following the Date of the Award]).

(n) ***"First Scheduled Vesting Date"*** means [second anniversary of February 2 following the Date of the Award].

(o) ***"Full Career Retirement"*** means the termination of your Employment by you or by the Firm for any reason other than under circumstances involving any cancellation event described in Section 10(c), and other than due to your death or Disability, a Governmental Service Termination or pursuant to a Qualifying Termination, on or after the date on which:

(1) you have attained age 50 and completed at least 12 years of service as a [ ][4] of the Firm or equivalent officer title; or

(2) you have attained age 50 and completed at least 15 years of service as an officer of the Firm at the level of [ ][5] or above; or

(3) you have completed at least 20 years of service with the Firm; or

(4) you have attained age 55 and have completed at least 5 years of service with the Firm and the sum of your age and years of service equals or exceeds 65.[6]

For the purposes of the foregoing definition, service with the Firm will include any period of service with the following entities and any of their predecessors:

(i) AB Asesores (***"ABS"***) prior to its acquisition by the Firm (*provided* that only years of service as a partner of ABS shall count towards years of service as an officer);

(ii) Morgan Stanley Group Inc. and its subsidiaries (***"MS Group"***) prior to the merger with and into Dean Witter, Discover & Co.;

(iii) Miller Anderson & Sherrerd, L.L.P. prior to its acquisition by MS Group;

(iv) Van Kampen Investments Inc. and its subsidiaries prior to its acquisition by MS Group;

(v) FrontPoint Partners LLC and its subsidiaries prior to its acquisition by the Firm; and

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4 Specified officer title(s) in one or more specified business units.
5 Specified officer title(s) in one or more specified business units.
6 Age and service conditions specified in clauses (1) through (4) may vary from year to year.

(vi) Dean Witter, Discover & Co. and its subsidiaries (***"DWD"***) prior to the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co.;

provided that, in the case of an employee who has transferred employment from DWD to MS Group or vice versa, a former employee of DWD will receive credit for employment with DWD only if he or she transferred directly from DWD to Morgan Stanley & Co. Incorporated or its affiliates subsequent to February 5, 1997, and a former employee of MS Group will receive credit for employment with MS Group only if he or she transferred directly from MS Group to Morgan Stanley DW Inc. or its affiliates subsequent to February 5, 1997.

(p) ***"Governmental Employer"*** means a governmental department or agency, self-regulatory agency or other public service employer.

(q) ***"Governmental Service Termination"*** means the termination of your Employment due to your commencement of employment at a Governmental Employer; *provided* that you have presented the Firm with satisfactory evidence demonstrating that as a result of such new employment, the divestiture of your continued interest in Morgan Stanley equity awards or continued ownership of Morgan Stanley common stock is reasonably necessary to avoid the violation of U.S. federal, state or local or foreign ethics law or conflicts of interest law applicable to you at such Governmental Employer.

(r) ***"Internal Revenue Code"*** means the United States Internal Revenue Code of 1986, as amended, and the rules, regulations and guidance thereunder.

(s) ***"Legal Requirement"*** means any law, regulation, ruling, judicial decision, accounting standard, regulatory guidance or other legal requirement.

(t) ***"Management Committee"*** means the Morgan Stanley Management Committee and any successor or equivalent committee.

(u) ***"Plan"*** means the 2007 Equity Incentive Compensation Plan, as amended.

(v) ***"Qualifying Termination"*** means your Separation from Service within eighteen (18) months following a Change in Control under either of the following circumstances: (a) the Firm terminates your employment under circumstances not involving any cancellation event; or (b) you resign from the Firm due to (i) a materially adverse alteration in your position or in the nature or status of your responsibilities from those in effect immediately prior to the Change in Control, as determined by the Committee or its delegees, or (ii) the Firm requiring your principal place of employment to be located more than 75 miles from the location where you were principally employed at the time of the Change in Control (except for required travel on the Firm's business to an extent substantially consistent with your business travel obligations in the ordinary course of business prior to the Change in Control).

(w) ***"Related Employment"*** means your employment with an employer other than the Firm (such employer, herein referred to as a ***"Related Employer"***), *provided* that: (i) you undertake such employment at the written request or with the written consent of Morgan

Stanley's Global Co-Head of Human Resources (or if such position no longer exists, the holder of an equivalent position); (ii) immediately prior to undertaking such employment you were an employee of the Firm or were engaged in Related Employment (as defined herein); and (iii) such employment is recognized by the Firm in its discretion as Related Employment; and, *provided further* that the Firm may (1) determine at any time in its sole discretion that employment that was recognized by the Firm as Related Employment no longer qualifies as Related Employment, and (2) condition the designation and benefits of Related Employment on such terms and conditions as the Firm may determine in its sole discretion. The designation of employment as Related Employment does not give rise to an employment relationship between you and the Firm, or otherwise modify your and the Firm's respective rights and obligations.

(x) ***"Scheduled Conversion Date"*** means the First Scheduled Conversion Date and/or the Second Scheduled Conversion Date, as the context requires.

(y) ***"Scheduled Vesting Date"*** means the First Scheduled Vesting Date and/or the Second Scheduled Vesting Date, as the context requires.

(z) ***"Second Scheduled Conversion Date"*** means [third anniversary of February 2 following the Date of the Award], provided, however, that if such date is not during an open Access Person trading window period, then pursuant to Section 2(d), the Second Scheduled Conversion Date for active employees will be delayed until the first day of the next open trading window applicable to Access Persons following [third anniversary of February 2 following the Date of the Award] (but in no event beyond [December 31 of the third year following the Date of the Award]).

(aa) ***"Second Scheduled Vesting Date"*** means [third anniversary of February 2 following the Date of the Award].

(bb) ***"Section 409A"*** means Section 409A of the Internal Revenue Code and any regulations thereunder.

(cc) ***"Separation from Service"*** means a separation from service with the Firm for purposes of Section 409A determined using the default provisions set forth in Treasury Regulation §1.409A-1(h) or any successor regulation thereto. For purposes of this definition, Morgan Stanley's subsidiaries and affiliates include (and are limited to) any corporation that is in the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as Morgan Stanley and any trade or business that is under common control with Morgan Stanley (within the meaning of Section 414(c) of the Internal Revenue Code), determined in each case in accordance with the default provisions set forth in Treasury Regulation §1.409A-1(h)(3).

(dd) You will be deemed to have made ***"Unauthorized Comments"*** about the Firm if, while Employed or following the termination of your Employment, you make, directly or indirectly, any negative, derogatory, disparaging or defamatory comment, whether written, oral or in electronic format, to any reporter, author, producer or similar person or entity or to any general public media in any form (including, without limitation, books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other medium) that concerns directly or indirectly the Firm, its business or operations, or any of its current or former agents, employees, officers, directors, customers or clients.

(ee) A ***"Wrongful Solicitation"*** occurs upon either of the following events:

(1) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 180 days after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you hire or solicit, recruit, induce, entice, influence or encourage any Firm employee to leave the Firm or become hired or engaged by another firm; *provided, however*, that this clause shall apply only to employees with whom you worked or had professional or business contact, or who worked in or with your business unit, during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment; or

(2) while Employed, including during any notice period applicable to you in connection with the termination of your Employment, or within 90 days (180 days if you are a member of the Management Committee at the time of notice of termination) after the termination of your Employment, directly or indirectly in any capacity (including through any person, corporation, partnership or other business entity of any kind), you solicit or entice away or in any manner attempt to persuade any client or customer, or prospective client or customer, of the Firm (i) to discontinue or diminish his, her or its relationship or prospective relationship with the Firm or (ii) to otherwise provide his, her or its business to any person, corporation, partnership or other business entity which engages in any line of business in which the Firm is engaged (other than the Firm); *provided, however*, that this clause shall apply only to clients or customers, or prospective clients or customers, that you worked for on an actual or prospective project or assignment during any notice period applicable to you in connection with the termination of your Employment or during the 180 days preceding notice of the termination of your Employment.

IN WITNESS WHEREOF, Morgan Stanley has duly executed and delivered this Award Certificate as of the Date of the Award.

MORGAN STANLEY

/s/

[Name]
[Title]